The information contained in this prospectus supplement and accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. A final prospectus supplement and accompanying prospectus will be delivered to purchasers of these securities. This prospectus supplement and accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion October 19, 2004

Preliminary Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)

(To Prospectus Dated August 12, 2004)	Registration No. 333-106606

                                     Shares

8.50% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

We are offering                      shares of our 8.50% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, which we refer to as our “Series A Preferred Stock.” We pay investors cumulative dividends on the Series A Preferred Stock in the amount of $2.125 per share each year, which is equivalent to 8.50% of the $25.00 liquidation preference per share. Dividends on the Series A Preferred Stock are payable quarterly in arrears on or before March 31, June 30, September 30 and December 31 of each year. The first dividend payment date in respect of the Series A Preferred Stock offered by this prospectus supplement and the accompanying prospectus will be December 31, 2004, covering the quarterly period beginning October 1, 2004. The shares of Series A Preferred Stock have no stated maturity, are not subject to any sinking fund or mandatory redemption and are not convertible into any other securities. Holders of shares of Series A Preferred Stock generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters and in certain other events.

We may not redeem the Series A Preferred Stock until April 27, 2009, except in limited circumstances to preserve our status as a real estate investment trust (or REIT). On or after April 27, 2009, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends (whether or not declared), if any, to and including the redemption date. Any partial redemption will generally be on a pro rata basis.

Our Series A Preferred Stock is listed on the New York Stock Exchange (or the NYSE) under the symbol “MFA PrA.” The last reported sales price of our Series A Preferred Stock on the NYSE on October 18, 2004 was $25.40 per share.

See “Additional Risk Factors” beginning on page S-6 of this prospectus supplement and “Risk Factors” beginning on page 4 of the accompanying prospectus for a discussion of the risks relevant to an investment in our Series A Preferred Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price(1)	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

(1)	Plus accrued and undeclared dividends from October 1, 2004.

The underwriters have an option to purchase up to an additional                      shares of Series A Preferred Stock from us to cover over-allotments, if any.

The underwriters expect that the shares of Series A Preferred Stock will be ready for delivery in book-entry form through The Depository Trust Company on or about October      , 2004.

Bear, Stearns & Co. Inc.	Friedman Billings Ramsey

Stifel, Nicolaus & Company
                  Incorporated
RBC Capital Markets
Flagstone Securities
The date of this prospectus supplement is October      , 2004.

FORWARD-LOOKING INFORMATION

      This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (or the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (or the Exchange Act). When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” and similar expressions, are intended to identify forward-looking statements and, as such, may involve known and unknown risks, uncertainties and assumptions.

      These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those relating to:

•	changes in the prepayment rates on the mortgage loans securing our mortgage-backed securities (or MBS);

•	changes in interest rates and the market value of our MBS;

•	our ability to use borrowings to finance our assets;

•	changes in government regulations affecting our business;

•	our ability to maintain our qualification as a REIT for federal income tax purposes; and

•	risks associated with investing in real estate assets, including changes in business conditions and the general economy.

      These and other risks, uncertainties and factors, including those discussed under “Additional Risk Factors” in this prospectus supplement and “Risk Factors” in the accompanying prospectus or described in reports that we file from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, could cause our actual results to differ materially from those projected in any forward-looking statements we make. All forward-looking statements speak only as of the date they are made and we do not undertake, and specifically disclaim, any obligation to update or revise any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

i

      The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus supplement and the accompanying prospectus or incorporated by reference into the accompanying prospectus. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference into the accompanying prospectus, in their entireties. You should carefully consider the factors set forth under “Additional Risk Factors” in this prospectus supplement and “Risk Factors” in the accompanying prospectus before making an investment decision to purchase shares of our Series A Preferred Stock. All references to “we,” “us” or “our company” in this prospectus supplement and the accompanying prospectus mean MFA Mortgage Investments, Inc. Unless otherwise specified, the information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option described herein under “Underwriting.”

THE COMPANY

Our Business

      We are primarily engaged in the business of investing, on a leveraged basis, in adjustable-rate and hybrid MBS. As of June 30, 2004, approximately 99.2% of our assets consisted of MBS issued or guaranteed by an agency of the U.S. government, such as the Government National Mortgage Association (or Ginnie Mae), or a federally chartered corporation, such as Fannie Mae or the Federal Home Loan Mortgage Corporation (or Freddie Mac), high quality MBS rated “AAA” by at least one nationally recognized rating agency, MBS-related receivables and cash. As of December 31, 2003, we had total assets of approximately $5.5 billion.

Investment Strategy

      The MBS we acquire are primarily secured by pools of adjustable-rate and hybrid mortgage loans on single-family residences. Our investment policy requires that at least 50% of our assets consist of adjustable-rate MBS that are either issued or guaranteed by an agency of the U.S. government, such as Ginnie Mae, or a federally chartered corporation, such as Fannie Mae or Freddie Mac, or are rated in one of the two highest rating categories by at least one nationally recognized rating agency.

      The mortgage loans securing our MBS are primarily comprised of hybrids, which have interest rates that are fixed for a specified period and, thereafter, generally reset annually. Interest rates on the adjustable-rate and hybrid mortgage loans securing our MBS are based on an index rate, such as the one-year constant maturity treasury rate, the London Interbank Offered Rate (or LIBOR) or the 11th District Cost of Funds Index, and, with respect to the adjustable-rate mortgage loans securing our MBS, are generally adjusted on an annual basis; however, some may be adjusted more frequently. The maximum adjustment, in any year, of the adjustable-rate mortgage loans securing our MBS is usually limited to 1% to 2%. Generally, adjustable-rate mortgage loans have a lifetime cap on interest rate changes of 5% to 6% over the initial interest rate. At June 30, 2004, without considering the impact of prepayments, 89.6% of our MBS had interest rates scheduled to contractually reprice within three years or less. We may also invest in mortgage loans and MBS that are not guaranteed by a federal agency or corporation and/or that have fixed interest rates.

Financing Strategy

      We typically utilize repurchase agreements to finance the acquisition of our MBS and other assets. A repurchase agreement, although structured as a sale and repurchase obligation, operates as a financing (i.e., borrowing) under which we pledge our securities as collateral to secure a loan with the repurchase agreement counterparty (or lender). The amount we borrow under our repurchase agreements is limited to a specified percentage, generally not more than 97%, of the estimated market value of our pledged collateral. Our repurchase agreements take the form of a sale of our pledged collateral to a lender at an agreed upon price in return for such lender’s simultaneous agreement to resell the same securities back to us at a future date (i.e., the maturity of the borrowing) at a higher price. The difference between the sale price we receive and repurchase price we pay is the cost, or interest expense, of borrowing under our repurchase agreements. We retain beneficial ownership of our pledged collateral, while the lender maintains custody of such collateral. At the maturity of a repurchase agreement, we are required to repay the loan and concurrently receive back our pledged collateral from the lender or, with the consent of the lender, we may renew such agreement at the then prevailing financing rate. Our repurchase agreements may require us to pledge cash or additional assets to the lender in the event the estimated fair value of our existing pledged collateral declines below a specified percentage. Our pledged collateral may fluctuate in value due to, among other things, principal repayments, market changes in interest rates and credit quality. To date, we have not had any margin calls on our repurchase agreements that we were not able to satisfy with either cash or additional pledged collateral.

      Our repurchase agreements generally have maturities ranging from one to 36 months in duration. Should the lender under a repurchase agreement decide not to renew such agreement at maturity, we would be required either to refinance elsewhere or be in a position to satisfy (i.e., pay off) this obligation. If, during the term of a repurchase agreement, a lender should file for bankruptcy, we might experience difficulty recovering our pledged collateral and may have an unsecured claim against the lender’s assets for the difference between the amount loaned to us and the estimated fair value of the collateral pledged to such lender. To reduce our exposure, we enter into repurchase agreements only with financial institutions whose holding or parent company’s long-term debt rating is “A” or better as determined by at least one nationally recognized rating agency, where applicable. If this minimum criterion is not met, we will not enter into repurchase agreements with that lender without the specific approval of our board of directors. In the event an existing lender is downgraded below “A,” we will seek the approval of our board of directors before entering into additional repurchase agreements with that lender. We generally seek to diversify our exposure by entering into repurchase agreements with at least four separate lenders with a maximum loan from any lender of no more than three times our stockholders’ equity. At June 30, 2004, we had amounts outstanding under repurchase agreements with 11 separate lenders, all of which were rated “A” or better, with a maximum net exposure (the difference between the amount loaned to us and the estimated fair value of the security pledged by us as collateral) to any single lender of approximately $54.8 million.

      In an effort to mitigate our interest rate risk exposure, we periodically hedge our interest rate risk by entering into derivative and other hedging transactions. Through June 30, 2004, our hedging activity has consisted of entering into interest rate cap agreements (or Caps) and interest rate swap agreements (or Swaps), which in effect modify the repricing characteristics of our repurchase agreements and the cash flows from such liabilities. The use of derivative financial instruments, such as Caps and/or Swaps, creates exposure to credit risk relating to potential losses that could be recognized if the counterparties to these instruments fail to perform their obligations. To mitigate this exposure, we only enter into hedging transactions with financial institutions whose holding or parent company’s long-term debt rating is “A” or better, as determined by at least one nationally recognized rating agency. At June 30, 2004, we had 16 Caps with an aggregate notional amount of $610.0 million purchased to hedge against increases in interest rates on $610.0 million of our current and anticipated future 30-day term repurchase agreements. If the 30-day LIBOR were to increase above the rate specified in each Cap during the effective term of such Cap, we would receive monthly payments from the counterparty to such Cap. Through June 30, 2004, we had not received any payments from counterparties related to any of our Caps. At June 30, 2004, we were party to one fixed-pay $100.0 million notional amount Swap, which became effective on September 15, 2004, requiring us to pay a fixed rate of interest of 3.45% for two years from the effective date in exchange for receiving a variable rate of interest based on 30-day LIBOR. This Swap was used to lock-in the fixed Swap rate related to a portion of our current and anticipated future 30-day term repurchase agreements. We expect that we will enter into additional hedging transactions, including Caps and Swaps, in the future to hedge against increases in interest rates on our anticipated LIBOR-based repurchase agreements. However, the timing and amount of future hedging transactions, if any, will depend on market conditions, including, but not limited to, the interest rate environment, our assessment of future changes in interest rates and the market availability and cost of entering into such hedging transactions. See “Risk Factors — Our use of derivatives to mitigate our prepayment and interest rate risks may not be effective” in the accompanying prospectus.

      When fully invested, our policy is to generally maintain an assets-to-equity ratio of less than 11 to 1. At June 30, 2004, our assets-to-equity ratio was 8.4 to 1 and our debt-to-equity ratio was 7.4 to 1.

Other Assets and Related Financings

      In addition to our MBS portfolio, at June 30, 2004, we also held controlling and non-controlling interests in entities that either directly or indirectly own three multi-family apartment properties, containing a total of 521 rental units, located in Georgia, North Carolina and Nebraska.

      Each of these multi-family apartment properties is financed with a long-term fixed-rate mortgage loan. The borrowers on these mortgage loans are separate corporations, limited partnerships or limited liability companies. Each of these mortgage loans is made to the applicable ownership entity on a nonrecourse basis (subject to customary nonrecourse exceptions), which means generally that the lender’s final source of repayment in the event of a default is the foreclosure of the underlying property securing the mortgage loan. At June 30, 2004, the aggregate mortgage indebtedness secured by these three multi-family apartment properties was approximately $22.8 million.

Advisory Businesses

      We provide external advisory services as a sub-advisor to America First Apartment Investors, Inc., a Maryland corporation (or AFAI), with respect to AFAI’s acquisition and disposition of MBS and the maintenance of AFAI’s MBS portfolio. We may grow our third-party advisory revenue over time.

Recent Developments

      On August 23, 2004, we declared a third quarter 2004 dividend on our Series A Preferred Stock of $0.53125 per share for distribution to preferred stockholders of record on September 1, 2004. This dividend was paid on September 30, 2004.

Compliance with REIT Requirements and Investment Company Act of 1940

      We have elected to be treated as a REIT for federal income tax purposes. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under “Material Federal Income Tax Considerations” in the accompanying prospectus. In addition, we at all times intend to conduct our business so as to maintain our exempt status under, and not to become regulated as an investment company for purposes of, the Investment Company Act of 1940, as amended. If we fail to maintain our exempt status under the Investment Company Act of 1940, we would be unable to conduct our business as described in this prospectus supplement and the accompanying prospectus. See “Risk Factors — Loss of Investment Company Act exemption would adversely affect us” in the accompanying prospectus.

General Information

      We were incorporated on July 24, 1997 under Maryland law. Our principal executive offices are located at 350 Park Avenue, 21st Floor, New York, New York 10022. Our telephone number is (212) 207-6400. Our common stock and Series A Preferred Stock are listed on the NYSE under the symbols “MFA” and “MFA PrA,” respectively. We maintain a website at www.mfa-reit.com. Information contained on our website is not, and should not be interpreted to be, part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

      The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series A Preferred Stock, see “Description of the Series A Preferred Stock” in this prospectus supplement.

Issuer	MFA Mortgage Investments, Inc.

Securities Offered	shares of 8.50% Series A Cumulative Redeemable Preferred Stock ( shares if the underwriters’ over-allotment option is exercised in full).

Outstanding Series A Preferred Stock	Currently, there are 2,000,000 shares of our Series A Preferred Stock outstanding. After this offering, assuming no exercise of the underwriters’ over-allotment option, there will be shares of our Series A Preferred Stock outstanding.

Dividends	Investors are entitled to receive cumulative cash dividends on the Series A Preferred Stock at a rate of 8.50% per year of the $25.00 liquidation preference (equivalent to $2.125 per year per share). Dividends on the Series A Preferred Stock are payable quarterly in arrears on or before March 31, June 30, September 30 and December 31 of each year or, if not a business day, the next succeeding business day. The first dividend payment date in respect of the Series A Preferred Stock offered by this prospectus supplement and the accompanying prospectus will be December 31, 2004, covering the quarterly period beginning October 1, 2004.

Liquidation Preference	If we liquidate, dissolve or wind up, holders of the Series A Preferred Stock will have the right to receive $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to the date of payment, before any payments are made to the holders of our common stock and any other of our equity securities that we may issue ranking junior to the Series A Preferred Stock as to liquidation rights. The rights of the holders of the Series A Preferred Stock to receive their liquidation preference will be subject to the proportionate rights of each other series or class of our equity securities ranking on parity as to liquidation rights with the Series A Preferred Stock that we may issue.

Maturity	The Series A Preferred Stock has no maturity date and we are not required to redeem the Series A Preferred Stock. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely, unless we decide to redeem it. We are not required to set aside funds to redeem the Series A Preferred Stock.

Optional Redemption	We may not redeem the Series A Preferred Stock prior to April 27, 2009, except in limited circumstances to preserve our status as a REIT. On or after April 27, 2009, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to and including the redemption date. Any partial redemption generally will be on a pro rata basis.

Ranking	The Series A Preferred Stock ranks senior to our common stock with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up.

Voting Rights	Holders of the Series A Preferred Stock generally have no voting rights. If, however, dividends on any outstanding Series A Preferred Stock, or any series we may issue on a parity with the Series A Preferred Stock as to payment of dividends, have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series A Preferred Stock, voting as a class with the holders of any other classes or series of our equity securities ranking on parity with the Series A Preferred Stock which are entitled to similar voting rights, will be entitled to elect two additional directors to our board of directors to serve until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series A Preferred Stock cannot be made and certain other actions may not be taken without the affirmative vote of holders of at least two-thirds of the outstanding shares of Series A Preferred Stock.

Listing	Our Series A Preferred Stock is listed on the NYSE under the symbol “MFA PrA.”

Settlement Date	Delivery of the shares of Series A Preferred Stock offered by this prospectus supplement and the accompanying prospectus will be made against payment therefor on or about October , 2004.

Form	The Series A Preferred Stock will be maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, except under limited circumstances.

No Conversion	The Series A Preferred Stock is not convertible into or exchangeable for any of our property or securities.

Restrictions on Ownership	In order to ensure that we continue to qualify as a REIT for federal income tax purposes, no person may own, actually or constructively, more than 9.8% of the number or value of our outstanding shares of capital stock, with some exceptions. See “Description of Stock” in the accompanying prospectus.

Use of Proceeds	The net proceeds from this offering are expected to be approximately $ (approximately $ if the underwriters’ over-allotment option is exercised in full). We intend to use these net proceeds to acquire additional MBS consistent with our investment policy and for working capital, which may include, among other things, the repayment of our repurchase agreements. If we use these net proceeds to acquire additional MBS, we then intend to increase our investment assets by borrowing against these additional MBS and using the proceeds of such borrowings to acquire additional MBS.

Risk Factors	See “Additional Risk Factors” beginning on page S-6 of this prospectus supplement and “Risk Factors” beginning on page 4 of the accompanying prospectus, and the other information contained herein, for a discussion of factors you should carefully consider before deciding to invest in the Series A Preferred Stock.

Ratio of Earnings to Fixed Charges	See “Ratio of Earnings to Fixed Charges” on page S-7 of this prospectus supplement.

ADDITIONAL RISK FACTORS

      An investment in our Series A Preferred Stock involves a number of risks. Before making an investment decision to purchase our Series A Preferred Stock, you should carefully consider all of the risks described in this prospectus supplement and the risks described under “Risk Factors” beginning on page 4 of the accompanying prospectus, as well as the other information contained in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus. If any of these risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the value of our Series A Preferred Stock could decline significantly and you may lose all or part of your investment.

An established trading market for shares of the Series A Preferred Stock has only recently developed and there is no guarantee that it will be sustained, which may negatively affect the market value of, or your ability to transfer or sell, your shares; the Series A Preferred Stock has no stated maturity date.

      Since the shares of Series A Preferred Stock have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. An established trading market for shares of the Series A Preferred Stock has only recently developed and it may not last, in which case the trading price of the shares of Series A Preferred Stock could be adversely affected and your ability to transfer your shares of Series A Preferred Stock will be limited. We have been advised by the underwriters that they currently make a market in the Series A Preferred Stock and intend to continue to make a market in the Series A Preferred Stock, but they are not obligated to do so and may discontinue market-making at any time without notice.

Numerous factors affect the trading price of the Series A Preferred Stock.

      The shares of Series A Preferred Stock may trade at prices higher or lower than their initial offering price. The trading price of our Series A Preferred Stock may depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	additional issuances of other series or classes of preferred stock;

•	general economic conditions; and

•	our financial condition, performance and prospects.

The Series A Preferred Stock is subordinated to existing and future debt.

      As of June 30, 2004, our total indebtedness was approximately $4.794 billion. We may incur additional debt to acquire additional MBS and we are generally not limited in the total amount of debt we may incur. Payment of amounts due on our Series A Preferred Stock will be subordinated to all of our existing and future debt and will be structurally subordinated to the payment of dividends on preferred and common stock, if any, issued by our subsidiaries. In addition, we may issue additional shares of Series A Preferred Stock and/or shares of another class or series of preferred stock ranking on a parity with the Series A Preferred Stock with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up. These factors may affect the trading price of our Series A Preferred Stock.

The Series A Preferred Stock has not been rated.

      We have not sought to obtain a rating for the Series A Preferred Stock. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of our Series A Preferred Stock. In addition, we may elect in the future to obtain a rating of our Series A Preferred Stock which could adversely impact the market price of our Series A Preferred Stock. Any such ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of our Series A Preferred Stock.

USE OF PROCEEDS

      We expect to receive approximately $                    in net proceeds from the sale of the shares of our Series A Preferred Stock in this offering (approximately $                    if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions and the estimated expenses of this offering payable by us.

      We intend to use the net proceeds from this offering to acquire additional MBS consistent with our investment policy and for working capital, which may include, among other things, the repayment of our repurchase agreements. If we use the net proceeds to acquire additional MBS, we then intend to increase our investment assets by borrowing against these additional MBS and using the proceeds of such borrowings to acquire additional MBS.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

	For the
	Six Months		For the Years Ended December 31,
	Ended
	June 30, 2004		2003		2002		2001(2)		2000		1999

Ratio of earnings to combined fixed charges and preferred stock dividends(1)	2.06	x	2.02	x	1.88	x	1.04	x	1.17	x	1.30x

(1)	We did not have any preferred stock outstanding prior to the initial issuance of our Series A Preferred Stock on April 27, 2004.

(2)	Includes the effect of a non-recurring charge of approximately $12.5 million (of which approximately $11.3 million was non-cash, stock-based compensation) relating to our January 2002 acquisition of our former external advisor.

      The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings as adjusted by the sum of fixed charges and preferred stock dividends. For this purpose, earnings consist of net income from continuing operations, fixed charges and distributed income of corporate, partnership or limited liability company entities in which we own interests. Fixed charges consist of interest expense.

SELECTED FINANCIAL DATA

      The selected financial data set forth below is derived from our unaudited financial statements for the six months ended June 30, 2004 and the six months ended June 30, 2003 and from our audited financial statements for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. Our unaudited selected financial data for the six months ended June 30, 2004 is not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2004. The following selected financial data should be read in conjunction with the more detailed information contained in our financial statements and the notes thereto and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our annual report on Form 10-K for the year ended December 31, 2003 and our quarterly report on Form 10-Q for the quarter ended June 30, 2004, which are incorporated by reference into the accompanying prospectus.

	For the Six Months
	Ended June 30,		For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(unaudited)

	(In thousands, except per share data)
Operating data:
Mortgage-backed securities income	$78,744	$62,707	$119,612	$126,238	$53,387	$33,391	$24,302
Corporate debt securities income	—	—	—	791	1,610	1,336	675
Dividend income	—	—	—	39	666	928	331
Interest income on temporary cash investments	338	271	746	926	842	645	366
Interest expense on repurchase agreements	(35,093)	(29,667)	(56,592)	(63,491)	(35,073)	(30,103)	(18,466)
Net interest income	43,989	33,311	63,766	64,503	21,432	6,197	7,208
Revenue from operations of real estate(1)	2,037	1,221	2,663	685	—	—	—
Income(loss) from equity interests in real estate	—	479	(421)	80	563	1,105	850
Net gain(loss) on sale of securities	—	334	(265)	205	(438)	456	55
Gain on sale of real estate and equity interests in real estate, net	—	—	1,697	—	2,574	2,565	2,163
Other-than-temporary impairment on securities	—	—	—	(3,474)	(2,453)	—	—
Other income	174	—	2	—	—	—	—
Operating and other expenses(2)	(6,595)	(4,594)	(9,594)	(5,905)	(5,355)	(2,457)	(2,672)
Cost incurred in acquiring AFMAC(3)	—	—	—	—	(12,539)	—	—
Minority interest	N/A	N/A	N/A	N/A	N/A	N/A	(4)
Net income	$39,605	$30,751	$57,848	$56,094	$3,784	$7,866	$7,600
Net income, per share — basic	$0.54	$0.63	$1.07	$1.35	$0.25	$0.89	$0.84
Net income, per share — diluted	$0.53	$0.63	$1.07	$1.35	$0.25	$0.89	$0.84
Dividends declared per common share(4)	$0.26	$0.56	$1.09	$1.24	$0.85	$0.59	$0.67
Dividends declared per share of Series A Preferred Stock(5)	$0.3778	—	—	—	—	—	—

	As of June 30,		As of December 31,

	2004	2003	2003	2002	2001	2000	1999

			(In thousands)
Balance sheet data:
Mortgage-backed securities	$5,317,396	$4,186,943	$4,372,718	$3,485,319	$1,926,900	$470,576	$475,720
Corporate debt securities	—	—	—	—	9,774	15,666	8,020
Corporate equity securities	—	—	—	—	4,088	9,011	3,131
Cash and cash equivalents	94,174		139,707	64,087	58,533	8,401	19,896
Total assets	5,476,350	4,300,700	4,564,930	3,603,859	2,068,933	522,490	524,384
Repurchase agreements	4,771,653	3,821,619	4,024,376	3,185,910	1,845,598	448,583	452,102
Total stockholders’ equity	650,389	434,344	484,958	371,200	203,624	69,912	67,614

(1)	On October 1, 2002, we acquired all of the outstanding shares of Retirement Centers Corporation (or RCC) not otherwise owned by us. As a result, RCC’s results of operations have been consolidated with ours since that date.

(2)	Includes incentive fees of $511,000, $519,000 and $433,000 earned by America First Mortgage Advisory Corporation, our former external advisor (or AFMAC), in connection with the gains on sale of real estate and equity interests in real estate, net for the years ended December 31, 2001, 2000 and 1999, respectively.

(3)	The 2001 amount reflects the cost of our acquisition of AFMAC on January 1, 2002, of which $11.3 million was non-cash.

(4)	On July 1, 2004, we declared a common stock dividend of $0.25 per share in respect of the second quarter of 2004 for distribution to common stockholders of record on July 12, 2004. This dividend was paid on July 30, 2004.

(5)	Reflects dividends per share declared on our Series A Preferred Stock from April 27, 2004 through June 30, 2004.

DESCRIPTION OF THE SERIES A PREFERRED STOCK

      This description of the particular terms of the Series A Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of our preferred stock set forth in the accompanying prospectus, to which description reference is hereby made.

General

      We are authorized to issue up to 500,000,000 shares of capital stock. Under our charter, our board of directors may classify and reclassify any unissued shares of any series of our capital stock to provide for the issuance of shares in other classes or series (including preferred stock in one or more series), to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of each class or series. See “Description of Stock” in the accompanying prospectus. Our board of directors has adopted articles supplementary to our charter establishing the number and fixing the terms, designations, powers, preferences, rights, limitations and restrictions of a series of our preferred stock classified as 8.50% Series A Cumulative Redeemable Preferred Stock. Our board of directors has authorized up to 5,000,000 shares of Series A Preferred Stock. This offering relates to                 shares of Series A Preferred Stock. The Series A Preferred Stock is a series of our preferred stock and is listed on the NYSE under the symbol “MFA PrA.”

      The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our charter and the articles supplementary creating the Series A Preferred Stock, each of which is available from us.

Ranking

      The Series A Preferred Stock ranks senior to our common stock with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up.

Dividends

      Holders of shares of the Series A Preferred Stock are entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8.50% per annum of the $25.00 liquidation preference (equivalent to $2.125 per share). Such dividends shall be cumulative from October 1, 2004, and shall be payable to investors quarterly in arrears on or before March 31, June 30, September 30 and December 31 of each year or, if not a business day, the next succeeding business day (each, a Dividend Payment Date). The first Dividend Payment Date in respect of the Series A Preferred Stock offered by this prospectus supplement and the accompanying prospectus will be December 31, 2004. Any dividend payable on the Series A Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock records at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by our board of directors for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a Dividend Record Date).

      No dividends on shares of Series A Preferred Stock shall be declared by us or paid or set apart for payment by us at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

      Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not current payment of dividends is prohibited, whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series A Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable.

      Except as set forth in the next paragraph, unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period: (i) no dividends (other than in shares of common stock or in shares of any series of preferred stock that we may issue ranking junior to the Series A Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation) shall be declared or paid or set aside for payment; (ii) no distribution shall be declared or made upon shares of our common stock or preferred stock that we may issue ranking junior to or on parity with the Series A Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation; and (iii) no shares of our common stock or preferred stock that we may issue ranking junior to or on parity with the Series A Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or in exchange for our other capital stock that we may issue ranking junior to the Series A Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation and except for transfers made pursuant to the provisions of our charter relating to restrictions on ownership and transfers of our capital stock designed to ensure that we remain qualified as a REIT for federal income tax purposes).

      When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series A Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to payment of dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any series of preferred stock ranking on a parity as to payment of dividends with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such series of preferred stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series A Preferred Stock which may be in arrears.

      Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. Holders of shares of the Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series A Preferred Stock as provided above.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series A Preferred Stock are entitled to be paid out of our assets that are legally available for distribution to our stockholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) to the date of payment, before any distribution of assets is made to holders of our common stock or any series of our preferred stock that we may issue that ranks junior to the Series A Preferred Stock as to liquidation rights.

      In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of other classes or series of our capital stock that we may issue ranking on a parity with the Series A Preferred Stock in the distribution of assets, then the holders of the Series A Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      Holders of Series A Preferred Stock will be entitled to written notice of any such liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A

Preferred Stock will have no right or claim to any of our remaining assets. The consolidation or merger of us with or into any other corporation, trust or entity or of any other corporation with or into us, or the sale, lease or conveyance of all or substantially all of our assets or business, shall not be deemed to constitute a liquidation, dissolution or winding up of us.

Redemption

      The Series A Preferred Stock is not redeemable prior to April 27, 2009. However, in order to ensure that we continue to qualify as a REIT for federal income tax purposes, the Series A Preferred Stock will be subject to the provisions of our charter which limit the amount of capital stock that may be owned by a stockholder, which under certain circumstances could result in the transfer of shares of Series A Preferred Stock held in violation of this limitation to a trust for the exclusive benefit of one or more charitable beneficiaries that we select. See “Description of Stock” in the accompanying prospectus.

      On and after April 27, 2009, we, at our option and upon not less than 30 nor more than 60 days’ written notice, may redeem shares of the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to and including the date fixed for redemption (except as provided below, when the redemption date falls after the Dividend Record Date and before the corresponding Dividend Payment Date), without interest. Holders of Series A Preferred Stock to be redeemed shall surrender such Series A Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series A Preferred Stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series A Preferred Stock is to be redeemed, the Series A Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by us.

      Unless full cumulative dividends on all shares of Series A Preferred Stock shall have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed, and we shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except in exchange for our capital stock ranking junior to the Series A Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition by us of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

      Notice of redemption will be mailed by us, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on our stock transfer records. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state:

•	the redemption date;

•	the redemption price;

•	the number of shares of Series A Preferred Stock to be redeemed;

•	the place or places where the Series A Preferred Stock is to be surrendered for payment of the redemption price; and

•	that dividends on the shares to be redeemed will cease to accrue on such redemption date.

      If less than all of the Series A Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

      Immediately prior to any redemption of Series A Preferred Stock, we shall pay, in cash, any accumulated and unpaid dividends through and including the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series A Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

      The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

Voting Rights

      Holders of the Series A Preferred Stock do not have any voting rights, except as set forth below.

      Whenever dividends on any shares of Series A Preferred Stock and any series of preferred stock ranking on a parity as to the payment of dividends with the Series A Preferred Stock shall be in arrears for six or more quarterly periods, whether or not consecutive (or a Preferred Dividend Default), the holders of such shares of Series A Preferred Stock (voting separately as a class with all other series of preferred stock ranking on a parity with the Series A Preferred Stock as to the payment of distributions and the distribution of assets upon liquidation (or Parity Preferred) upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two additional members of our board of directors (or Preferred Stock Directors), and the number of directors on our board of directors shall increase by two, at a special meeting called by the holders of record of at least 20% of the Series A Preferred Stock or any other series of Parity Preferred so in arrears, unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders in which event such election shall be held at such next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series A Preferred Stock and any series of preferred stock ranking on a parity as to the payment of dividends with the Series A Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.

      If and when all accumulated dividends and the dividend for the then current dividend period on the Series A Preferred Stock and any series of preferred stock ranking on a parity as to the payment of dividends with the Series A Preferred Stock shall have been paid in full or set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every subsequent Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or set aside for payment in full on all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the board of directors shall decrease by two. Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series A Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred that we may issue upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by the written consent of the Preferred Stock Directors remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred that we may issue upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

      So long as any shares of Series A Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class with all series of Parity Preferred that we may issue upon which like voting rights have been conferred and are exercisable), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to the Series A Preferred Stock with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of our charter, whether by merger, consolidation or otherwise (which we refer to as an Event), so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock; provided, however, with respect to the occurrence of any Event set forth in (b) above, so long as the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series A Preferred Stock and, provided further, that any increase in the amount of the authorized preferred stock, including the Series A Preferred Stock, or the creation or issuance of any additional Series A Preferred Stock or other series of preferred stock that we may issue, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series A Preferred Stock that we may issue with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion

      The Series A Preferred Stock is not convertible into or exchangeable for any of our property or securities.

Restrictions on Ownership

      For information regarding restrictions on ownership of the Series A Preferred Stock, see “Description of Stock” in the accompanying prospectus.

Transfer Agent

      The transfer agent, registrar and dividend disbursing agent for the Series A Preferred Stock is Mellon Investor Services LLC.

Book-Entry System

      The Series A Preferred Stock offered by this prospectus supplement and the accompanying prospectus will be issued in the form of one or more fully-registered securities registered in the name of a nominee for The Depository Trust Company (or DTC).

      DTC has advised us and the underwriters that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC holds securities of institutions that have accounts with it or its participants. Through its maintenance of an electronic book-entry system, DTC facilitates the clearance and settlement of securities transactions among its participants and eliminates the need to deliver securities certificates physically. DTC’s participants include securities brokers and dealers, including the underwriters of this offering, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. DTC is owned by a number of its participants and by the NYSE, the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      Purchases of the Series A Preferred Stock under the DTC system must be made through participants, which will receive a credit for the Series A Preferred Stock on DTC’s records. The beneficial ownership interest of each purchaser of the Series A Preferred Stock will be recorded on the participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations of the transaction, as well as periodic statements of their holdings, from the participants through which they entered into the transaction. Transfers of ownership interests in the Series A Preferred Stock are to be accomplished by entries made on the books of the participants acting on behalf of beneficial owners.

      To facilitate subsequent transfers, shares of the Series A Preferred Stock deposited by direct participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of the Series A Preferred Stock with DTC and its registration in the name of Cede & Co. do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Series A Preferred Stock. DTC’s records reflect only the identity of the direct participants to whose accounts such Series A Preferred Stock is credited, which may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to participants, and by participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the Series A Preferred Stock may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Series A Preferred Stock, such as redemptions, tenders, defaults and proposed amendments to the terms of the Series A Preferred Stock. Beneficial owners of the Series A Preferred Stock may wish to ascertain that the nominee holding the Series A Preferred Stock for their benefit has agreed to obtain and transmit notices to beneficial owners.

      So long as DTC is the registered holder, redemption notices will be sent to DTC. If less than all of the Series A Preferred Stock are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each participant in such issue to be redeemed.

      Neither DTC nor Cede & Co. will consent or vote with respect to the Series A Preferred Stock unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those participants to whose accounts the Series A Preferred Stock is credited on the record date.

      Redemption proceeds, distributions and dividend payments on the Series A Preferred Stock will be made to Cede & Co. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us, on a payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices.

FEDERAL INCOME TAX CONSIDERATIONS

      The following supplements the discussion contained in the accompanying prospectus under “Federal Income Tax Considerations,” which discussion (to the extent not inconsistent with the following) is incorporated in its entirety into this prospectus supplement. The discussions contained herein are intended to supplement, where applicable, the corresponding discussions contained in the accompanying prospectus.

Taxation of Holders of Series A Preferred Stock

Distributions

      Unless you are a tax-exempt entity, distributions that we make to you will be taxable to you to the extent those distributions are treated as having been made out of our current or accumulated earnings and profits, as computed for federal income tax purposes. If our aggregate distributions for a taxable year exceed our current and accumulated earnings and profits, such current and accumulated earnings and profits will be allocated first to the distributions we make with respect to the Series A Preferred Stock. We anticipate, therefore, that distributions we make with respect to the Series A Preferred Stock will be taxable to you.

      Although dividends paid by “C” corporations to a non-corporate stockholder are generally eligible for taxation at the rate applicable to net capital gain (currently 15%), dividends we pay, other than those designated as capital gain dividends, as described under “Material Federal Income Tax Considerations — Taxation of Taxable U.S. Stockholders” in the accompanying prospectus, or certain dividends attributable to dividends we receive from a “C” corporation, will not be eligible for this treatment.

Redemptions

      If we redeem all or a portion of the Series A Preferred Stock, under Section 302 of the Internal Revenue Code of 1986, as amended (or the Code), such redemption will be treated as a dividend, generally taxable at ordinary income tax rates (to the extent of our current and accumulated earnings and profits), unless the redemption satisfies one or more of the tests set forth in Section 302(b) of the Code that enable the redemption to be treated as a sale or exchange of the redeemed Series A Preferred Stock. A redemption will satisfy such tests if it: (i) is “substantially disproportionate” with respect to the stockholder; (ii) results in a “complete termination” of the stockholder’s stock interest in us; or (iii) is “not essentially equivalent to a dividend” with respect to the stockholder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the stockholder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular holder of the Series A Preferred Stock will depend upon the facts and circumstances as of the time the determination is made, prospective investors are advised to consult their tax advisors to determine such tax treatment.

      If a redemption of the Series A Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder’s adjusted tax basis in such redeemed Series A Preferred Stock would, in that case, be transferred to the holder’s remaining stockholdings in us. If, however, the stockholder has no remaining stockholdings in us, such basis may, under certain circumstances, be transferred to a related person, or it may be lost entirely. Under recently proposed regulations, such basis of the redeemed stockholder would be recognized as a loss by such stockholder upon the occurrence of certain subsequent events.

Proposed Legislation

      The American Jobs Creation Act of 2004 (or the 2004 Act) was recently passed by Congress, but has not yet been signed into law by the President of the United States. If enacted, the 2004 Act will modify the manner in which we apply the gross income and asset test requirements under the Code. (See the discussion under “Material Federal Income Tax Considerations” in the accompanying prospectus for a detailed discussion of these rules as currently applied.) With respect to the asset tests, the 2004 Act will expand the types of securities that qualify as “straight debt” for purposes of the 10% value limitation and modify the requirement that a REIT own a 20% equity interest in a partnership in order for the debt of such partnership to qualify as straight debt. The 2004 Act will also clarify that certain types of debt instruments, including loans to individuals or estates and securities of a REIT, are not “securities” for purposes of the 10% value limitation. With respect to the gross income tests, the 2004 Act provides that, except to the extent provided by Treasury regulations, income of a REIT from certain hedging transactions that are clearly identified as hedges under Section 1221 of the Code, including gain from the sale or disposition of such a transaction, will be excluded from gross income for purposes of the 95% gross income test to the extent the transaction hedges any indebtedness incurred or to be incurred by the trust to acquire or carry real estate assets, such as pass-through mortgage certificates.

      The 2004 Act also sets forth rules that permit a REIT to avoid disqualification for de minimis failures (as defined in the 2004 Act) to satisfy the 5% and 10% value limitations under the asset tests if the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Treasury), or otherwise meets the requirements of those rules by the end of such time period. In addition, if a REIT fails to meet any of the asset test requirements for a particular quarter, and the de minimis exception described above does not apply, the REIT may cure such failure if the failure was due to reasonable cause and not to willful neglect, the REIT identifies to the IRS and disposes of the assets that caused the failure within six months after the last day of the quarter in which the identification occurred, and the REIT pays a tax on the failure equal to the greater of (i) $50,000, or (ii) an amount determined (pursuant to Treasury regulations) by multiplying the highest rate of tax for corporations under Section 11 of the Code, by the net income generated by the assets for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements). In addition to the foregoing, the 2004 Act also provides that if a REIT fails to satisfy one or more requirements for REIT qualification, other than by reason of a failure to comply with the provisions of the reasonable cause exception to the gross income tests and the provisions described above with respect to failure to comply with the asset tests, the REIT may retain its REIT qualification if the failures are due to reasonable cause and not willful neglect, and if the REIT pays a penalty of $50,000 for each such failure. The provisions described in this paragraph will only apply to taxable years beginning after the date of enactment of the 2004 Act.

UNDERWRITING

      We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares of Series A Preferred Stock being offered. The underwriters’ obligations are several and not joint, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of Series A Preferred Stock set forth opposite its name below.

Underwriters	Number of Shares

Bear, Stearns & Co. Inc.
Friedman, Billings, Ramsey & Co., Inc.
Stifel, Nicolaus & Company, Incorporated
RBC Dain Rauscher Inc.
Flagstone Securities, LLC

Total

      The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of Series A Preferred Stock being offered, if any shares are purchased, other than those shares covered by the over-allotment option described below.

      We have granted the underwriters an option to purchase up to                 additional shares of Series A Preferred Stock to be sold in this offering at the public offering price, less the underwriting discounts and commissions described on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any. This option may be exercised, in whole or in part, at any time within the 30-day period after the date of this prospectus supplement. To the extent the option is exercised, the underwriters will be severally committed, subject to certain conditions, to purchase the additional shares of Series A Preferred Stock in proportion to their respective commitments as indicated in the table above.

      The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 shares of Series A Preferred Stock.

Total

		Without	With
	Per Share	Over-allotment	Over-allotment

Underwriting discounts and commissions payable by us	$	$	$

      We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $          .

      The underwriters propose to offer the Series A Preferred Stock directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession not to exceed $           per share. The underwriters may allow, and such selected dealers may reallow, a concession not to exceed $           per share. The shares of Series A Preferred Stock will be available for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for purchase of the shares in whole or in part. After the commencement of this offering, the underwriters may change the public offering price and other selling terms.

      We have agreed not to sell or transfer any shares of Series A Preferred Stock or to engage in certain hedging transactions with respect to the Series A Preferred Stock for a period of 30 days after the date of this prospectus supplement without first obtaining the written consent of the underwriters, except in certain circumstances.

      We have agreed in the underwriting agreement to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

      The underwriters have advised us that they currently make a market in the Series A Preferred Stock and intend to continue to make a market in the Series A Preferred Stock. However, the underwriters are not obligated to make a market in the Series A Preferred Stock and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series A Preferred Stock.

      In order to facilitate this offering of the Series A Preferred Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Series A Preferred Stock in accordance with Regulation M under the Exchange Act.

      The underwriters may over-allot the Series A Preferred Stock in connection with this offering, creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in this offering. A short position may involve either “covered” short sales or “naked” short sales. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares of Series A Preferred Stock as described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares from us through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series A Preferred Stock in the open market after pricing that could adversely affect investors who purchase in this offering.

      Accordingly, to cover a short sales position or to stabilize the market price of the Series A Preferred Stock, the underwriters may bid for, and purchase, shares of Series A Preferred Stock in the open market. These transactions may be effected on the NYSE or otherwise. Additionally, the representative, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of the Series A Preferred Stock may have the effect of raising or maintaining the market price of the Series A Preferred Stock or preventing or mitigating a decline in the market price of the Series A Preferred Stock. As a result, the price of the Series A Preferred Stock may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

      From time to time, the underwriters and/or their affiliates have in the past performed, and may in the future continue to perform, investment banking, broker-dealer, lending, financial advisory or other services for us for which they have received, or may receive, customary compensation. For example, for financial statement purposes we determine the value of our MBS portfolio based primarily upon valuations provided by an affiliate of Bear, Stearns & Co. Inc.

LEGAL MATTERS

      The validity of the Series A Preferred Stock offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Clifford Chance US LLP, New York, New York, and for the underwriters by Kutak Rock LLP, Omaha, Nebraska. The underwriters are also being represented by Sullivan & Cromwell LLP, New York, New York. The opinion of counsel as described under “Material Federal Income Tax Considerations” in the accompanying prospectus is being rendered by Clifford Chance US LLP, which opinion is subject to various assumptions and is based on current tax law. Alan L. Gosule, a partner at Clifford Chance US LLP, is a member of our board of directors and owns 2,586 shares of our common stock.

EXPERTS

      Our consolidated financial statements appearing in our annual report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      Our consolidated financial statements as of December 31, 2002 and for the years ended December 31, 2002 and 2001 incorporated into the accompanying prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

$306,278,750

MFA Mortgage Investments, Inc.

Common Stock and Preferred Stock

         Through this prospectus, we may offer, from time to time, shares of our:

•	common stock;

•	preferred stock; or

•	any combination of the foregoing.

      We will provide specific terms of each issuance of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you decide to invest.

      This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

      Our common stock is listed on the New York Stock Exchange under the symbol “MFA.”

      To ensure we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of any class of our common stock or our preferred stock, unless our board of directors waives this limitation.

       See “Risk Factors” beginning on page 4 of this prospectus for a description of risks that should be considered by purchasers of these securities.

       We may offer these securities in amounts, at prices and on terms to be set forth in one or more prospectus supplements. We may sell these securities to or through underwriters, dealers or agents or we may sell these securities directly to investors on our own behalf.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 12, 2004

FORWARD-LOOKING INFORMATION
THE COMPANY
THE OFFERING
ADDITIONAL RISK FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
SELECTED FINANCIAL DATA
DESCRIPTION OF THE SERIES A PREFERRED STOCK
FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING

      You should rely only on the information contained in or incorporated by reference into this prospectus and any related prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the related prospectus supplement and the documents incorporated by reference herein is accurate only as of its respective date or dates or on the date or dates which are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

      This prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (or the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (or the Exchange Act). When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” and similar expressions, are intended to identify forward-looking statements and, as such, may involve known and unknown risks, uncertainties and assumptions.

      These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those relating to:

•	changes in the prepayment rates on the mortgage loans securing our mortgage-backed securities (or MBS);

•	changes in interest rates and the market value of our MBS;

•	our ability to use borrowings to finance our assets;

•	changes in government regulations affecting our business;

•	our ability to maintain our qualification as a real estate investment trust (or a REIT) for federal income tax purposes; and

•	risks associated with investing in real estate assets, including changes in business conditions and the general economy.

      These and other risks, uncertainties and factors, including those discussed under “Risk Factors” in this prospectus or described in reports that we file from time to time with the Securities and Exchange Commission (or the SEC), including our annual report on Form 10-K, quarterly reports on Form 10-Q and

i

current reports on Form 8-K, could cause our actual results to differ materially from those projected in any forward-looking statements we make. All forward-looking statements speak only as of the date they are made and we do not undertake, and specifically disclaim, any obligation to update or revise any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

ii

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this process, we may offer and sell any combination of common stock and preferred stock in one or more offerings for total proceeds of up to $306,278,750. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. We encourage you to read this prospectus and the related prospectus supplement, as well as the information which is incorporated by reference herein, in their entirety. You should carefully consider the factors set forth under “Risk Factors” in this prospectus before making an investment decision to purchase any of our securities. All references to “we,” “us” or “our company” in this prospectus mean MFA Mortgage Investments, Inc.

MFA MORTGAGE INVESTMENTS, INC.

Our Business

      We are primarily engaged in the business of investing, on a leveraged basis, in adjustable-rate and hybrid MBS. Our assets consist primarily of MBS guaranteed by an agency of the U.S. Government, such as the Government National Mortgage Association (or Ginnie Mae), or a federally chartered corporation, such as Fannie Mae or the Federal Home Loan Mortgage Corporation (or Freddie Mac), high quality MBS rated “AAA” by at least one nationally recognized rating agency, MBS-related receivables and cash.

Investment Strategy

      The MBS we acquire are primarily secured by pools of adjustable-rate and hybrid mortgage loans on single-family residences. Our investment policy requires that at least 50% of our assets consist of adjustable-rate MBS that are either issued or guaranteed by an agency of the U.S. government, such as Ginnie Mae, or a federally chartered corporation, such as Fannie Mae or Freddie Mac, or are rated in one of the two highest rating categories by at least one nationally recognized rating agency.

      The mortgage loans securing our MBS are primarily comprised of hybrids, which have interest rates that are fixed for a specified period and, thereafter, generally reset annually. Interest rates on the adjustable-rate and hybrid mortgage loans securing our MBS are based on an index rate, such as the one-year constant maturity treasury rate, the London Interbank Offered Rate or the 11th District Cost of Funds Index, and, with respect to the adjustable rate mortgage loans securing our MBS, are generally adjusted on an annual basis; however, some may be adjusted more frequently. The maximum adjustment, in any year, of the adjustable-rate mortgage loans securing our MBS is usually limited to 1% or 2%. Generally, adjustable-rate mortgage loans have a lifetime cap on interest rate changes of 5% to 6% over the initial interest rate. We may also invest in mortgage loans and MBS that are not guaranteed by a federal agency or corporation and/or that have fixed interest rates.

Financing Strategy

      We typically utilize repurchase agreements to finance the acquisition of our MBS and other assets. A repurchase agreement, although structured as a sale and repurchase obligation, operates as a financing (i.e., borrowing) under which we pledge our securities as collateral to secure a loan with the repurchase agreement counterparty (or lender). The amount we borrow under our repurchase agreements is limited to a specified percentage, generally not more than 97%, of the estimated market value of our pledged collateral. Our repurchase agreements take the form of a sale of our pledged collateral to a lender at an agreed upon price in return for such lender’s simultaneous agreement to resell the same securities back to us at a future date (i.e., the maturity of the borrowing) at a higher price. The difference between the sale price we receive and repurchase price we pay is the cost, or interest expense, of borrowing under our repurchase agreements. We retain beneficial ownership of our pledged collateral, while the lender maintains custody of such collateral. At the maturity of a repurchase agreement, we are required to repay the loan and concurrently receive back our pledged collateral from the lender or, with the consent of the lender, we may renew such agreement at the then prevailing financing rate. Our repurchase agreements may require us to pledge cash or additional assets to the lender in the event the estimated fair value of our existing pledged collateral declines below a specified percentage. Our pledged collateral may fluctuate in value due to, among other things, principal repayments, market changes in interest rates and credit quality. To date, we have not had any margin calls on our repurchase agreements that we were not able to satisfy with either cash or additional pledged collateral.

      Our repurchase agreements generally have maturities ranging from one to 36 months in duration. Should the lender under a repurchase agreement decide not to renew such agreement at maturity, we would be required either to refinance elsewhere or be in a position to satisfy (i.e., pay off) this obligation. If, during the term of a repurchase agreement, a lender should file for bankruptcy, we might experience difficulty recovering our pledged collateral and may have an unsecured claim against the lender’s assets for the difference between the amount loaned to us and the estimated fair value of the collateral pledged to such lender. To reduce our exposure, we enter into repurchase agreements only with financial institutions whose holding or parent company’s long-term debt rating is “A” or better as determined by at least one nationally recognized rating agency, where applicable. If this minimum criterion is not met, we will not enter into repurchase agreements with that lender without the specific approval of our board of directors. In the event an existing lender is downgraded below “A,” we will seek the approval of our board of directors before entering into additional repurchase agreements with that lender. We generally seek to diversify our exposure by entering into repurchase agreements with at least four separate lenders with a maximum loan from any lender of no more than three times our stockholders’ equity.

      We may use derivative transactions and other hedging strategies to help mitigate our prepayment and interest rate risks if it is determined that the cost of these transactions is justified by their potential benefit. Through March 31, 2004, our use of hedging instruments has been limited to purchased interest rate caps (or Cap Agreements). A Cap Agreement is a contract whereby the purchaser pays a fee in exchange for the right to receive payments equal to the principal (i.e., notional amount) times the difference between a specified interest rate and a future interest rate during a defined “active” period of time. The timing and amount of future hedging transactions, if any, will depend on market conditions, including, but not limited to, the interest rate environment, our assessment of future changes in interest rates and the market availability and cost of entering into such hedging transactions. See “Risk Factors — Our use of derivatives to mitigate our prepayment and interest rate risks may not be effective.”

      When fully invested, our policy is to generally maintain as an assets-to-equity ratio of less than 11 to 1.

Other Assets and Related Financings

      In addition to our MBS portfolio, at March 31, 2004, we also held controlling and non-controlling interests in entities that either directly or indirectly own three multi-family apartment properties, containing a total of 521 rental units, located in Georgia, North Carolina and Nebraska.

      Each of these multi-family apartment properties is financed with a long-term fixed-rate mortgage loan. The borrowers on these mortgage loans are separate corporations, limited partnerships or limited liability companies. Each of these mortgage loans is made to the applicable ownership entity on a nonrecourse basis (subject to customary nonrecourse exceptions), which means generally that the lender’s final source of repayment in the event of a default is the foreclosure of the underlying property securing the mortgage loan.

Advisory Businesses

      We provide external advisory services as a sub-advisor to America First Apartment Investors, Inc., a Maryland corporation (or AFAI), with respect to AFAI’s acquisition and disposition of MBS and the maintenance of AFAI’s MBS portfolio. We may grow our third-party advisory revenue over time.

Compliance with REIT Requirements and Investment Company Act of 1940

      We have elected to be treated as a REIT for federal income tax purposes. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under “Federal Income Tax Considerations” in this prospectus. In addition, we at all times intend to conduct our business so as to maintain our exempt status under, and not to become regulated as an investment company for purposes of, the Investment Company Act of 1940, as amended (or the Investment Company Act). If we fail to maintain our exempt status under the Investment Company Act, we would be unable to conduct our business as described in this prospectus. See “Risk Factors — Loss of Investment Company Act exemption would adversely affect us.”

General Information

      We were incorporated on July 24, 1997 under Maryland law. Our principal executive offices are located at 350 Park Avenue, 21st Floor, New York, New York 10022. Our telephone number is (212) 207-6400. Our common stock and 8.50% Series A Cumulative Redeemable preferred stock are listed on the New York Stock Exchange (or the NYSE) under the symbols “MFA” and “MFA PrA,” respectively. We maintain a website at www.mfa-reit.com. Information contained on our website is not, and should not be interpreted to be, part of this prospectus.

RISK FACTORS

      An investment in our securities involves a number of risks. Before making an investment decision to purchase any of our securities, you should carefully consider all of the risks described in this prospectus, as well as the other information contained in, or incorporated by reference into, this prospectus or the related prospectus supplement. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the value of our securities could decline significantly and you may lose all or part of your investment.

Rapid prepayment rates of the mortgages underlying our MBS may adversely affect our profitability.

      The MBS that we acquire are primarily secured by pools of adjustable-rate and hybrid mortgage loans on single-family residences. When we acquire a particular MBS, we anticipate that the underlying mortgages will prepay at a projected rate generating an expected yield. When homeowners prepay their mortgage loans faster than anticipated, it results in a faster prepayment rate our portfolio and this may adversely affect our profitability. Prepayment rates on the related MBS in generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans.

      We often purchase MBS that have a higher interest rate than the prevailing market interest rate. In exchange for a higher interest rate, we typically pay a premium over par value to acquire these securities. In accordance with accounting rules, we amortize this premium over the life of the related MBS. If the mortgage loans securing our MBS prepay at a rapid rate, we will have to amortize this premium on an accelerated basis which may adversely affect our profitability. Our investment policies allow us to acquire MBS at an average portfolio purchase price of up to 103.5% of par value. As of March 31, 2004, the amortized cost of our portfolio of MBS was approximately 102.3% of par value.

      As the holder of MBS, we receive a portion of our investment principal when underlying mortgages are prepaid. In order to continue to earn a return on this repaid principal, we must reinvest it in additional MBS or other assets. However, if interest rates have declined, we may earn a lower return on the new investment as compared to the original MBS.

An increase in our borrowing costs relative to the interest we receive on our MBS may adversely affect our profitability.

      We earn money based upon the spread between the interest we receive on our MBS, net of amortization of purchase premiums, and the interest we pay on our borrowings. We rely primarily on short-term borrowings to acquire MBS with long-term maturities. Even though most of our MBS have interest rates that adjust based on short-term rate changes, the interest we pay on our borrowings may increase relative to the interest we earn on our MBS. If the interest payments on our borrowings increase relative to the interest we earn on our MBS, our profitability may be adversely affected.

•	Changes in interest rates, cyclical or otherwise, may adversely affect our profitability.

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. The interest rates on our borrowings generally adjust more frequently than the interest rates on our MBS. During a period of rising interest rates, our borrowing costs could increase at a faster pace than our interest earnings from MBS. If this happens, we could experience a decrease in net income or incur a net loss during these periods, which may negatively impact our dividend. Further, an increase in short-term interest rates without a corresponding increase in long-term interest rates (i.e., a flattening of the yield curve) could also have a negative impact on the market value of our securities.

•	Hybrid mortgage loans have fixed interest rates for an initial period which may reduce our profitability if short-term interest rates increase.

The mortgage loans securing our MBS are primarily comprised of hybrids, which have interest rates that are fixed for a specified period and, thereafter, generally reset annually. Accordingly, in a period of rising interest rates, our financing costs could increase while the interest we earn on our MBS would be limited by the number of underlying hybrid mortgage loans with fixed interest rates. This would adversely affect our profitability.

•	Interest rate caps on the mortgage loans underlying our MBS may adversely affect our profitability if short-term interest rates increase.

The mortgage loans underlying our MBS are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps amount an interest rate can increase during any given period. Lifetime limit the interest rate caps limit the amount an interest rate can increase through maturity of an individual MBS. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rising interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while any increases in the interest rates on the mortgages underlying our MBS would be limited.

Our business strategy involves a significant amount of borrowing that exposes us to additional risks.

      We borrow against a substantial portion of the market value of our MBS and use the borrowed funds to acquire additional investment assets. Our operating policies allow us to generally maintain an assets-to-equity ratio of less than 11 to 1. The use of borrowing, or “leverage,” to finance our MBS and other assets involves a number of risks, including the following:

•	If we are unable to renew our borrowings at favorable rates, it may force us to sell assets and our profitability may be adversely affected.

Since we rely primarily on short-term borrowings, such as repurchase agreements, to finance our MBS, our ability to achieve our investment objectives depends on our ability to borrow money in sufficient amounts and on favorable terms and on our ability to renew or replace maturing short-term borrowings on a continuous basis. If we are not able to renew or replace maturing borrowings, we would be forced to sell some of our assets under possibly adverse market conditions, which may adversely affect our profitability.

•	A decline in the market value of our assets may result in margin calls that may force us to sell assets under adverse market conditions.

As interest rates rise, the market value of interest-bearing assets, such as MBS, will decline. A decline in the market value of our MBS may result in our lenders initiating margin calls that require us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of our borrowings. If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. This could force us to sell our MBS under adverse market conditions.

•	Our use of repurchase agreements to borrow money may give our lenders greater rights in the event of bankruptcy.

We use repurchase agreements for most of our borrowing. Borrowings made under repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code (or the Bankruptcy Code). This may make it difficult for us to recover our pledged assets if a lender files for bankruptcy. In addition, if we ever file for bankruptcy, lenders under our repurchase agreements may be able to avoid the automatic stay provisions of the Bankruptcy Code and take possession of, and liquidate, our collateral under these agreements without delay.

We may experience a decline in the market value of our assets.

      The market value of our interest-bearing assets, such as MBS or hedging instruments, may move inversely with changes in interest rates. A decline in the market value of our MBS may limit our ability to borrow or result in lenders initiating margin calls under our repurchase agreements. As a result, we could be required to sell some of our investments under adverse market conditions in order to maintain liquidity. If these sales were made at prices lower than the amortized cost of such investments, we would incur losses. A default under our repurchase agreements could also result in a liquidation of the underlying collateral and a resulting loss of the difference between the value of the collateral and the amount borrowed.

Our profitability may be limited by restrictions on our use of leverage.

      As long as we earn a positive margin between our borrowing costs and the interest and other income we earn on our assets, we can generally increase our profitability by using greater amounts of leverage. However, the amount of leverage that we use may be limited because our lenders might not make funding available to us at acceptable rates or they may require that we provide additional collateral to cover our borrowings.

Our use of derivatives to mitigate our prepayment and interest rate risks may not be effective.

      Our policies permit us to enter into interest rate swaps, caps and floors and other derivative transactions to help us mitigate our prepayment and interest rate risks. No hedging strategy, however, can completely insulate us from the prepayment and interest rate risks to which we are exposed. Furthermore, certain of the federal income tax requirements that we must satisfy in order to qualify as a REIT limit our ability to hedge against such risks. We will not enter into derivative transactions if we believe that they will jeopardize our status as a REIT.

We may change our policies without stockholder approval.

      Our board of directors establishes all of our fundamental operating policies, including our investment, financing and distribution policies, and any revisions to such policies would require the approval of our board of directors. Although our board of directors has no current plans to do so, it may amend or revise these policies at any time without a vote of our stockholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or preferred stock or our ability to pay dividends or distributions.

We have not established a minimum dividend payment level.

      We intend to pay dividends on our common stock in an amount equal to at least 90% of our taxable income before deductions of dividends paid and excluding net capital gains in order to maintain our status as a REIT for federal income tax purposes. Dividends will be declared and paid at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. We have not established a minimum dividend payment level for our common stock and our ability to pay dividends may be adversely affected for the reasons set forth in this section of, and the information incorporated by reference into, this prospectus.

We are dependent on our executives and employees.

      As a self-advised REIT, we are dependent on the efforts of our key officers and employees, including Stewart Zimmerman, Chairman of the Board, Chief Executive Officer and President; William Gorin, Executive Vice President and Chief Financial Officer; Ronald Freydberg, Executive Vice President and Chief Portfolio Officer; Timothy W. Korth, General Counsel, Senior Vice President-Business Development and Secretary; and Teresa D. Covello, Senior Vice President, Chief Accounting Officer and Treasurer. The loss of any of their services could have an adverse effect on our operations.

The economic return from our investments and interests in real estate will be affected by a number of factors.

      Our indirect interests in multi-family apartment properties expose us to risks associated with investing in real estate. These risks include the possibility that the properties will not perform in accordance with our expectations. In addition, the economic returns from our interests in these properties may be affected by a number of factors, many of which are beyond our direct control. These factors include general and local economic conditions, the relative supply of apartments and other housing in the applicable market area, interest rates on mortgage loans, the need for and costs of repairs and maintenance of the properties, government regulations and the cost of complying with them, taxes and inflation.

The concentration of real estate in a geographical area may make us vulnerable to adverse changes in local economic conditions.

      We do not have specific limitations on the total percentage of our real estate investments that may be located in any one geographical area. Consequently, real estate investments that we own may be located in the same or a limited number of geographical regions. As a result, adverse changes in the economic conditions of the geographic regions in which our real estate investments are concentrated may have an adverse effect on real estate values, rental rates and occupancy rates. Any of these could reduce the income we earn from, or the market value of, these real estate investments.

Our interests in real estate may be illiquid and their value may decrease.

      Our indirect interests in multi-family apartment properties are relatively illiquid. Our ability to sell these assets, and the price we receive upon their sale, will be affected by the number of potential buyers, the number of competing properties on the market in the area and a number of other market conditions. As a result, we cannot make any assurances that we will be able to sell these interests without incurring a loss.

Owning real estate may subject us to liability for environmental contamination.

      The owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on its property. Various federal, state and local laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. We cannot make any assurances that the multifamily apartment properties in which we currently hold indirect interests, or those we may acquire in the future, will not be contaminated. The costs associated with the remediation of any such contamination may be significant and may exceed the value of the property causing us to lose our entire investment. In addition, environmental laws may materially limit the use of the properties underlying our real estate investments and future laws, or more stringent interpretations or enforcement policies of existing environmental requirements, may increase our exposure to environmental liability.

Compliance with the requirements of the Americans with Disabilities Act of 1990 could be costly.

      Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements for access and use by disabled persons. A determination that one or more of the multifamily apartment properties in which we currently hold indirect interests does not comply with the Americans with Disabilities Act of 1990 could result in liability for both government fines and damages to private parties. If we were to make additional capital contributions to the entities that hold these multifamily apartment properties in order to fund unanticipated major modifications at these properties to bring them into compliance with the Americans with Disabilities Act of 1990, it could adversely affect our profitability.

Because of competition, we may not be able to acquire investment assets at favorable prices.

      Our profitability depends, in large part, on our ability to acquire MBS or other investment assets at favorable prices. In acquiring our investment assets, we compete with a variety of institutional investors including other REITs, insurance companies, mutual funds, pension funds, investment banking firms, banks and other financial institutions. Many of the entities with which we compete have greater financial and other resources than us. In addition, many of our competitors are not subject to REIT tax compliance or required to maintain an exemption from the Investment Company Act.

      As a result, we may not be able to acquire MBS or other investment assets for investment or we may have to pay more for these assets than we otherwise would.

Issuances of large amounts of our common stock could cause our price to decline.

      As of July 21, 2004, 78,220,946 shares of our common stock were outstanding. This prospectus may be used for the issuance of additional shares of common stock or shares of preferred stock that are convertible into common stock. If we issue a significant number of shares of common stock or convertible preferred stock in a short period of time, there could be a dilution of the existing common stock and a decrease in the market price of the common stock.

One of our directors has ownership interests in other companies that create potential conflicts of interest.

      One of our directors owns an equity interest in America First Companies L.L.C. (or America First). A subsidiary of America First provides on-site management for the multi-family apartment properties in which we hold investments and earns fees based on the gross revenues of these properties. This director also serves on the board of directors of AFAI and, through America First, has an interest in America First Apartment Advisory Corporation, AFAI’s external advisor. Because of the ownership in America First held by this director, our agreements with America First and its subsidiaries may not be considered to have been negotiated at arm’s-length. This relationship may also cause a conflict of interest in other situations where we are negotiating with America First.

Our status as a REIT

      We believe that we qualify for taxation as a REIT for federal income tax purposes and plan to operate so that we can continue to meet the requirements for qualification and taxation as a REIT. If we qualify as a REIT, we generally will not be subject to federal income tax on our income that we distribute currently to our stockholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances, some of which may not be totally within our control and some of which involve questions of interpretation. For example, to qualify as a REIT, as least 95% of our gross income must come from specific passive sources, like mortgage interest, that are itemized in the REIT tax laws. In addition, the composition of our assets must meet certain requirements at the close of each quarter. There can be no assurance that the Internal Revenue Service (or the IRS) or a court would agree with any conclusions or positions we have taken in interpreting the REIT requirements. We also are required to distribute to our stockholders at least 90% of our REIT taxable income (excluding capital gains). Such distribution requirement limits the amount of cash we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes we may have to borrow funds on a short-term basis to meet the 90% distribution requirement. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT.

      If we fail to qualify as a REIT for federal income tax purposes, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes. This likely would have a significant adverse effect on the value of our securities. In addition, we would no longer be required to pay any dividends to stockholders.

      Even if we qualify as a REIT for federal income tax purposes, we are required to pay certain federal, state and local taxes on our income and property. Any of these taxes will reduce our operating cash flow.

Loss of Investment Company Act exemption would adversely affect us.

      We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act. If we fail to qualify for this exemption, our ability to use borrowings would be substantially reduced and we would be unable to conduct our business as described in this prospectus. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of the SEC staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. Mortgage-backed securities that do not represent all the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, our ownership of these mortgage-backed securities is limited by the provisions of the Investment Company Act. In meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests mortgage-backed securities issued with respect to an underlying pool as to which we hold all issued certificates. If the SEC or its staff adopts a contrary interpretation, we could be required to sell a substantial amount of our mortgage-backed securities under potentially adverse market conditions. Further, in order to insure that we at all times qualify for the exemption from the Investment Company Act, we may be precluded from acquiring mortgage-backed securities whose yield is somewhat higher than the yield on mortgage-backed securities that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

USE OF PROCEEDS

      Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and the related prospectus supplement to acquire additional MBS consistent with our investment policy and for general corporate purposes, which may include, among other things, the repayment of our repurchase agreements. Pending investment, we may hold the net proceeds in interest-bearing bank accounts or in readily marketable, interest-bearing securities.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges for the periods shown:

	For the Three
	Months Ended	For the Year Ended December 31,
	March 31,
	2004	2003	2002	2001(1)	2000	1999

Ratio of earnings to fixed charges	2.32x	2.02x	1.88x	1.04x	1.17x	1.30x

(1)	Includes the effect of a non-recurring charge of approximately $12.5 million (of which approximately $11.3 million was non-cash, stock-based compensation) relating to our January 2001 acquisition of our former external advisor.

     The ratios of earnings to fixed charges were computed by dividing earnings as adjusted by the sum of fixed charges. For this purpose, earnings consist of net income from continuing operations, fixed charges and distributed income of corporate, partnership or limited liability company entities in which we own interests. Fixed charges consist of interest expense. As of March 31, 2004, we had not issued any preferred stock.

DESCRIPTION OF STOCK

General

      Our amended and restated articles of incorporation provide that we may issue up to 500 million shares of capital stock, all with a par value of $0.01 per share. As of July 21, 2004, 370 million of these authorized shares were classified as common stock, 5 million shares were classified as preferred stock and 125 million shares were classified as excess stock. As of July 21, 2004, we had 78,220,946 shares of common stock, not including 1,262,250 shares of common stock issuable upon the exercise of outstanding options granted pursuant to our 2004 Equity Compensation Plan, 2,000,000 shares of 8.50% Series A Cumulated Redeemable preferred stock and no shares of excess stock outstanding.

      Pursuant to our amended and restated articles of incorporation, our board of directors is authorized to classify and reclassify any unissued shares of any series of our capital stock, to provide for the issuance of shares in other classes or series (including preferred stock in one or more series), to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of each class or series.

      The statements below describing our capital stock are in all respects subject to, and qualified in their entirety by reference to, our amended and restated articles of incorporation, our by-laws and any articles supplementary to our amended and restated articles of incorporation.

Common Stock

      All shares of our common stock offered hereby will be validly issued, fully paid and nonassessable. Holders of our common stock will be entitled to receive distributions on their shares of common stock if, as and when our board of directors authorizes and declares distributions out of legally available funds. However, rights to distributions may be subordinated to the rights of holders of our preferred stock, when preferred stock is issued and outstanding, or subject to the provisions of our amended and restated articles of incorporation regarding excess stock. See “— Restrictions on Ownership and Transfer” below. In the event of our liquidation, dissolution or winding up, each outstanding share of our common stock will entitle its holder to a proportionate share of the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders.

      Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of the common stockholders. There is no cumulative voting in the election of directors.

      Holders of shares of our common stock have no preference, conversion, sinking fund, redemption, appraisal or exchange rights or any preemptive rights to subscribe for any of our securities. All shares of our common stock have equal dividend, distribution, liquidation and other rights.

      We may be dissolved if our board of directors, by resolution adopted by a majority of the entire board of directors, declares the dissolution advisable and directs that the proposed dissolution be submitted for consideration at either an annual or special meeting of stockholders. Dissolution will occur once it is approved by the affirmative vote of a majority of stockholders entitled to cast votes on the matter.

Preferred Stock

      We may issue preferred stock in one or more series with any rights and preferences which may be authorized by our board of directors. The preferred stock, when issued, will be validly issued, fully paid and non-assessable. Because our board of directors has the power to establish the preferences, powers and rights of each series of preferred stock, our board of directors may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of the holders of our common stock.

      On July 21, 2004, there were 2,000,000 shares of 8.50% Series A Cumulative Redeemable preferred stock outstanding. A description of our 8.50% Series A Cumulative Redeemable preferred stock is set forth in our registered statement on Form 8-A, filed with the SEC on April 23, 2004, and is incorporated herein by reference.

      The rights, preferences, privileges and restrictions of each series of preferred stock will be fixed by the articles supplementary relating to such series. We will distribute a prospectus supplement with regard to each series of preferred stock. The prospectus supplement, relating to each such series, will specify the terms of the preferred stock, as follows:

•	the title and stated par value of the preferred stock;

•	the number of shares offered, the liquidation preference per share and the offering price per share of the preferred stock;

•	the dividend rate(s), period(s) and payment date(s) or method(s) of calculation applicable to the preferred stock;

•	the date from which dividends on the preferred stock will accumulate, if applicable;

•	the voting rights, if applicable, of the preferred stock;

•	the provision for a sinking fund, if any, for the preferred stock;

•	the provision for or any restriction on redemption or repurchase, if applicable, of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	the terms and provisions, if any, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

•	a discussion of certain material federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs;

•	any limitation on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs;

•	any limitations on direct or beneficial ownership and restrictions on transfer of the preferred stock, in each case as may be appropriate to preserve our status as a REIT; and

•	any other specific terms, preference rights, limitations or restrictions of the preferred stock.

Restrictions on Ownership and Transfer

      In order for us to qualify as a REIT, our capital stock must be beneficially owned by 100 or more persons for at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the number or value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (or the Code), to include certain exempt entities) during the last half of a taxable year.

      Our amended and restated articles of incorporation provide that, subject to certain exceptions, no stockholder or “group” (as defined in Section 13(d)(3) of the Exchange Act) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the number or value of the outstanding shares of our capital stock (or the Ownership Limit). Our board of directors may waive the Ownership Limit if it is presented with evidence satisfactory to it that the waiver will not jeopardize our status as a REIT. As a condition to any such waiver, our board of directors may require opinions of counsel satisfactory to it and must receive an undertaking from the applicant with respect to preserving our REIT status. The Ownership Limit will not apply if our board of directors and the stockholders determine that it is no longer in our best interests to continue to qualify as a REIT.

      If shares of common stock and/or preferred stock in excess of the Ownership Limit, or shares which would cause us to be beneficially owned by fewer than 100 persons or cause us to become “closely held” under Section 856(h) of the Code, are issued or transferred to any person, the issuance or transfer shall be void as to the number of shares in excess of the Ownership Limit and the intended transferee will acquire no rights to such shares of common stock and/or preferred stock. Shares issued or transferred that would cause any stockholder (or a Prohibited Owner) to own more than the Ownership Limit or cause us to become “closely held” under Section 856(h) of the Code will constitute shares of excess stock. All excess stock will be automatically transferred, without action by the Prohibited Owner, to a trust for the exclusive benefit of one or more charitable beneficiaries that we select, and the Prohibited Owner will not acquire any rights in the shares of excess stock. Such automatic transfer shall be deemed to be effective as of the close of business on the day prior to the date of the transfer causing a violation. The trustee of the trust shall be appointed by us and must be independent of us and the Prohibited Owner. The Prohibited Owner shall have no right to receive dividends or other distributions with respect to, or be entitled to vote, any excess stock held in the trust. Any dividend or other distribution paid prior to the discovery by us that excess stock has been transferred to the trust must be paid by the recipient of the dividend or distribution to the trustee upon demand for the benefit of the charitable beneficiary, and any dividend or other distribution authorized but unpaid shall be paid when due to the trust. The trust shall have all dividend and voting rights with respect to the shares of excess stock held in the trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or distribution so paid to the trust shall be held in trust for the charitable beneficiary.

      Within 20 days of our receipt of notice that excess stock has been transferred to the trust, the trustee will sell the excess stock held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations set forth in our articles of incorporation. Upon such sale, any interest of the charitable beneficiary in the excess stock sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the charitable beneficiary as follows. The Prohibited Owner shall receive the lesser of (a) the price paid by the Prohibited Owner for the excess stock or, if the Prohibited Owner did not give value for the excess stock in connection with the event causing the excess stock to be held in the trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in our amended and restated articles of incorporation) of the excess stock on the day of the event causing the excess stock to be held in the trust and (b) the price per share received by the trustee from the sale or other disposition of the excess stock held in the trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the charitable beneficiary. If, prior to our discovery that excess stock has been transferred to the trust, the excess stock is sold by a Prohibited Owner, then the excess stock shall be deemed to have been sold on behalf of the trust and, to the extent that the Prohibited Owner received an amount for the excess stock that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, the excess shall be paid to the trustee upon demand.

      The Ownership Limit provision will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration is increased. Any change in the Ownership Limit would require an amendment to our amended and restated articles of incorporation. Such an amendment will require the affirmative vote of holders owning a majority of the outstanding common stock and any other class of capital stock with such voting rights. In addition to preserving our status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of our company without the approval of our board of directors.

      All certificates representing shares of our common stock or preferred stock will refer to the restrictions described above.

      All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the number or value of our outstanding shares (or 1% if there are more than 200 but fewer than 2,000 stockholders of record or 0.5% if there are less than 200 stockholders of record) must file a written statement with us containing the information specified in our amended and restated articles ofincorporation within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as our board of directors deems necessary to determine our status as a REIT and to ensure compliance with the Ownership Limit.

Classification of Board, Vacancies and Removal of Directors

      Our amended and restated articles of incorporation provide that our board of directors is divided into three classes. Directors of each class serve for terms of three years each, with the terms of each class beginning in different years. The number of directors in each class and the expiration of the current term of each class term is as follows:

Class I	2 Directors	Expires 2005
Class II	2 Directors	Expires 2006
Class III	3 Directors	Expires 2007

      At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified board of directors may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for shares of our common or preferred stock or other attributes that our stockholders may consider desirable. In addition, a classified board of directors could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors for two years, except in the event of removal for cause.

      Our amended and restated articles of incorporation provide that any vacancy on our board of directors may be filled by a majority of stockholders or a majority of the remaining directors. Any individual elected director by the stockholders will hold office for the remainder of the term of the director he or she is replacing. Any individual elected by the remaining directors will hold office until the next annual meeting of our stockholders, at which time the stockholders shall elect a director to hold office for the balance of the term then remaining. Our amended and restated articles of incorporation provide that a director may be removed at any time only for cause upon the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by the removal with their own nominees.

Indemnification

      Our amended and restated articles of incorporation obligate us to indemnify our directors and officers and to pay or reimburse expenses for them before the final disposition of a proceeding to the maximum extent permitted by Maryland law. The Maryland General Corporation Law (or the MGCL) permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Limitation of Liability

      The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (a) it is proved that the person actually received an improper benefit or profit in money, property or services or (b) a judgment or other final adjudication is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our amended and restated articles of incorporation provide for elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

Maryland Business Combination Act

      The MGCL establishes special requirements for “business combinations” between a Maryland corporation and “interested stockholders” unless exemptions are applicable. An interested stockholder is any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested stockholder unless our board of directors approved the transaction prior to the party becoming an interested stockholder. The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder. The law also requires a supermajority stockholder vote for these transactions after the end of the five-year period. This means that the transaction must be approved by at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares; and

•	66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder or an affiliate of the interested stockholder with whom the business combination is to be effected.

      The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating these offers, even if our acquisition would be in our stockholders’ best interests.

Maryland Control Share Acquisition Act

      The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a stockholder vote. Two-thirds of the shares eligible to vote (excluding all interested shares) must vote in favor of granting the “control shares” voting rights. “Control shares” are shares of stock that, taken together with all other shares of stock the acquirer previously acquired, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority or more of all voting power.

      Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

      If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), that person may compel our board of directors to call a special meeting of stockholders to consider the voting rights of the shares. If that person makes no request for a meeting, we have the option to present the question at any stockholders’ meeting.

      If voting rights are not approved at a meeting of stockholders then, subject to certain conditions and exceptions, we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

•	the last control share acquisition; or

•	any meeting where stockholders considered and did not approve voting rights of the control shares.

      If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that you would be able to force us to redeem your stock for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition.

Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

      The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

      The control share acquisition statute could have the effect of discouraging offers to acquire us and increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders’ best interests.

Transfer Agent and Registrar

      Mellon Investor Services LLC, 44 Wall Street, 6th Floor, New York, New York 10005, is the transfer agent and registrar for our stock. Its telephone number is (800) 777-3674 and its internet address is www.melloninvestor.com.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

      The following description of the material U.S. federal income tax considerations relates to our taxation and qualification as a REIT and the ownership and disposition of our capital stock. This discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local, foreign or other tax laws or considerations. Your tax consequences may vary depending on your particular situation and this discussion does not purport to discuss all aspects of taxation that may be relevant to a stockholder in light of his or her personal investment or tax circumstances or to a stockholder subject to special treatment under the federal income tax laws, except to the extent discussed under the headings “— Taxation of Tax-Exempt Stockholders” and “— Taxation of Non-U.S. Stockholders.” Stockholders subject to special treatment include, without limitation, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, those holding common stock as part of a conversion transaction, a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships, and persons who are not citizens or residents of the United States.

      In the opinion of Clifford Chance US LLP, our counsel, commencing with our taxable year ended December 31, 1998, we have been organized and operated in conformity with the requirements for qualification as a REIT under the Code and that our proposed method of operation will enable us to continue to so qualify. Counsel’s opinion will rely, with respect to all taxable periods beginning prior to January 1, 2002, solely on an opinion issued by Kutak Rock LLP, which previously served as our counsel. Investors should be aware that opinions of counsel are not binding on the IRS or a court and there cannot be any assurance that the IRS or a court will not take a contrary position. It also must be emphasized that counsel’s opinion is based on various assumptions and is conditioned upon numerous representations made by us as to factual matters, including representations regarding the nature of our assets and income and the past, present and future conduct of our business. Moreover, our taxation and qualification as a REIT depend upon our ability to meet on a continuous basis the annual operating results, asset ownership tests, distribution requirements, diversity of stock ownership and the various other qualification tests imposed by the Code described below, the results of which will not be reviewed by our counsel. Therefore, no assurance can be given that the actual results of our operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. See “— Failure to Qualify” below.

      This discussion is based on the Code, current, temporary and proposed regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the IRS and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the IRS upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the taxpayers who requested and received such rulings. In each case, these sources are relied upon as of the date of this prospectus. No assurance can be given that future legislation, regulations, administrative interpretations and practices and court decisions will not significantly change current law, or adversely affect existing interpretations of existing law, on which the information in this section is based. Even if there is no change in applicable law, no assurance can be provided that the statements made in the following discussion will not be challenged by the IRS or sustained by a court if so challenged.

      Each prospective stockholder is advised to consult with its own tax advisor to determine the impact of its personal tax situation on the anticipated tax consequences of the ownership and sale of our capital stock. This includes the federal, state, local, foreign and other tax consequences of the ownership and sale of our capital stock and the potential changes in applicable tax laws.

Taxation of Our Company as a REIT — General

      We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1998. We believe that we were organized and have operated in a manner so as to qualify as a REIT under the Code and we intend to continue to be organized and operate in such a manner. No assurance, however, can be given that we in fact have qualified or will remain qualified as a REIT.

      The sections of the Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code.

      Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, the various requirements under the Code and, as described in this prospectus, with regard to, among other things, the source of our gross income, the composition of our assets, our distribution levels and our diversity of stock ownership. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or in the law, no assurance can be given that we so qualify or will continue to so qualify.

      Provided we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed. The Jobs and Growth Tax Reconciliation Act of 2003 (or the 2003 Act) was recently enacted by Congress and signed by President Bush. Among other provisions, the 2003 Act generally lowers the rate at which stockholders who are individual U.S. stockholders (as defined herein) are taxed on corporate dividends to a maximum of 15% (the same as long-term capital gains) for the 2003 through 2008 tax years, thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, dividends received from us or other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which pursuant to the 2003 Act, will be as high as 35% through 2010.

      Even if we qualify as a REIT, we will nonetheless be subject to federal taxation in the following circumstances:

•	We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, if any.

•	If we have (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of assets, other than foreclosure property, held for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% or 95% gross income tests, as described below, but have, nevertheless, maintained our qualification as a REIT, we will be subject to a tax equal to the gross income attributable to the greater of either (a) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% test for the taxable year or (b) the amount by which 90% of our gross income exceeds the amount of our income qualifying under the 95% test for the taxable year multiplied in either case by a fraction intended to reflect our profitability.

•	We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders is less than the sum of (a) 85% of our ordinary income for the year, (b) 95% of our REIT capital gain net income for the year and (c) any undistributed taxable income from prior periods.

•	If we acquire an asset from a C corporation (i.e., generally a corporation subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently sell or otherwise dispose of the asset within the ten-year period beginning on the date on which we acquired the asset, then we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that the C corporation will not elect in lieu of this treatment to be subject to an immediate tax when the asset is acquired.

•	We will generally be subject to tax on the portion of any “excess inclusion income” derived from an investment in residual interests in real estate mortgage investment conduits (or REMICs) to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

•	We will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of our company to any of our tenants. See “Taxable REIT Subsidiaries.” Redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary of our Company for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification as a REIT

      General. The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to its owners;

(3) that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

(4) that is not a financial institution or an insurance company under the Code;

(5) that is owned by 100 or more persons;

(6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each year (or the 5/50 Rule); and

(7) that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

      The Code provides that conditions (1) through (4), inclusive, must be met during the entire year and that condition (5) must be met during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT.

      Our amended and restated articles of incorporation provide for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT may terminate. If, however, we complied with the rules contained in applicable regulations that require a REIT to determine the actual ownership of its shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

      In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have a calendar taxable year.

      Ownership of a Partnership Interest. The Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership and to be entitled to our proportionate share of the gross income of the partnership. The character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income and asset tests described below.

      Qualified REIT Subsidiaries. A “qualified REIT subsidiary” is a corporation, all of the stock of which is owned by a REIT. Under the Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary are treated as the assets, liabilities and items of income, deduction and credit of the REIT for purposes of the REIT income and asset tests described below.

      Taxable REIT Subsidiaries. A “taxable REIT subsidiary” is a corporation which, together with a REIT, owns an interest in such corporation, makes an election to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary may earn income that would be nonqualifying income if earned directly by a REIT and is generally subject to full corporate level tax. A REIT may own up to 100% of the stock of a taxable REIT subsidiary.

      Certain restrictions imposed on taxable REIT subsidiaries are intended to ensure that such entities will be subject to appropriate levels of federal income taxation. First, a taxable REIT subsidiary may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the taxable REIT subsidiary’s adjusted taxable income for that year (although the taxable REIT subsidiary may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). In addition, if a taxable REIT subsidiary pays interest, rent or another amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm’s length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We had made a taxable REIT subsidiary election with respect to our ownership interest in Retirement Centers Corporation (or RCC), which election was effective, for federal income tax purposes, as of March 30, 2002. During the time RCC was our taxable REIT subsidiary, we and RCC engaged in certain transactions pursuant to which RCC made interest and other payments to us. We believe that such transactions were entered into at arm’s length. However, no assurance can be given that any such payments would not result in the limitation on interest deductions or 100% excise tax provisions being applicable to us and RCC. We, together with RCC, revoked RCC’s election to be a taxable REIT subsidiary in January 2003. As a result, effective January 2003, RCC became a qualified REIT subsidiary.

      Income Tests. We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including “rents from real property” and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term “interest” generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term “interest,” however, if such amount is based on a fixed percentage of gross receipts or sales.

      Any amount includable in our gross income with respect to a regular or residual interest in a REMIC is generally treated as interest on an obligation secured by a mortgage on real property for purposes of the 75% gross income test. If, however, less than 95% of the assets of a REMIC consist of real estate assets, we will be treated as receiving directly our proportionate share of the income of the REMIC, which would generally include non-qualifying income for purposes of the 75% gross income test. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the principal amount of the loan exceeds the fair market value of the real property on the date the mortgage loan was made by us, interest income on the loan will be apportioned between the real property and the other property, which apportionment would cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

      To the extent interest on a loan is based on the cash proceeds from the sale or value of property, such income would be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests.

      We inevitably may have some gross income from various sources that fails to constitute qualifying income for purposes of one or both of the gross income tests, such as qualified hedging income which would constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. However, we intend to maintain our REIT status by carefully monitoring any such potential nonqualifying income.

      If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Code. Generally, we may be entitled to relief if:

•	the failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

•	a schedule of the sources of our income is attached to our federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with the intent to evade tax.

      It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would fail to qualify as a REIT. As discussed above in “— Taxation of Our Company as a REIT — General,” even if these relief provisions apply and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

      Asset Tests. At the close of each quarter of each calendar year, we also must satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class. Third, not more than 20% of the value of our total assets may be represented by securities in one or more taxable REIT subsidiaries. Fourth, of the investments included in the 25% asset class and except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer (except in the case of the 10% value test, certain “straight debt” securities). The 20% value test for securities in taxable REIT subsidiaries and the value test for securities of any one issuer only apply for taxable years beginning after December 31, 2000.

      We currently own 100% of RCC. RCC elected to be taxed as a REIT for its taxable year ended December 31, 2001 and jointly elected, together with us, to be treated as a taxable REIT subsidiary effective as of March 30, 2002. In January 2003, we, together with RCC, revoked RCC’s election to be treated as a taxable REIT subsidiary. As a result, effective January 2003, RCC became a qualified REIT subsidiary. We believe that RCC met all of the requirements for taxation as a REIT with respect to its taxable year ended December 31, 2001 and as a taxable REIT subsidiary commencing as of March 30, 2002 through January 2003; however, the sections of the Code that relate to qualification as a REIT are highly technical and complex and there are certain requirements that must be met in order for RCC to have qualified as a taxable REIT subsidiary effective March 30, 2002. Since RCC has been subject to taxation as a REIT or a taxable REIT subsidiary, as the case may be, at the close of each quarter of our taxable years beginning with our taxable year ended December 31, 2001, we believe that our ownership interest in RCC has not caused us to fail to satisfy the 10% value test. In addition, we believe that we have at all times prior to October 1, 2002 owned less than 10% of the voting securities of RCC. No assurance, however, can be given that RCC in fact qualified as a REIT for its taxable year ended December 31, 2001 or as a taxable REIT subsidiary as of March 30, 2002, that the nonvoting preferred stock of RCC owned by us would not be deemed to be “voting stock” for purposes of the asset tests or, as a result of any of the foregoing, that we have qualified or will continue to qualify as a REIT.

      Any regular or residual interests we hold in a REMIC are generally treated as a real estate asset for purposes of the asset tests described above. If, however, less than 95% of the assets of a REMIC consist of real estate assets, we will be treated as holding our proportionate share of the assets of the REMIC which generally would include assets not qualifying as real estate assets.

      After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. In addition, if we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter.

      Although we plan to take steps to ensure that we satisfy the various asset tests for any quarter for which testing is to occur, there can be no assurance that such steps will always be successful. If we fail to timely cure any noncompliance with these asset tests, we would fail to qualify as a REIT.

      Foreclosure Property. REITs generally are subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less deductible expenses directly connected with the production of such income. “Foreclosure property” is defined as any real property (including interests in real property) and any personal property incident to such real property:

•	that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness owed to the REIT that such property secured;

•	for which the related loan was acquired by the REIT at a time when default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat such property as foreclosure property.

      We intend to make elections when available to treat property as foreclosure property to the extent necessary or advisable to maintain REIT qualification.

      Property acquired by us will not be eligible for the election to be treated as foreclosure property if the related loan was acquired by us at a time when default was imminent or anticipated. In addition, income received with respect to such ineligible property may not be qualifying income for purposes of the 75% or 95% gross income tests.

      Prohibited Transaction Income. Any gain realized by us on the sale of any asset other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income and subject to a 100% penalty tax. Prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Whether an asset is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the regulations provide standards which, if met, would not cause a sale of an asset to result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

      Hedging Transactions. We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

      Annual Distribution Requirements. To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of (a) 90% of our “REIT taxable income” and (b) 90% of our after-tax net income, if any, from foreclosure property, minus (c) the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.” In general, “REIT taxable income” means taxable ordinary income without regard to the dividends paid deduction.

      We are generally required to distribute income in the taxable year in which it is earned, or in the following taxable year. If dividend distributions are declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, such distributions are treated as paid by us and received by our stockholders on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return and paid on or before our first regular dividend payment following such declaration, provided such payment is made during the 12-month period following the close of such taxable year. Such distributions are taxable to holders of capital stock in the year in which paid, even though they related to our prior year for purposes of our 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our “REIT taxable income,” we will be subject to tax at regular corporate tax rates.

      From time to time, we may not have sufficient cash or other liquid assets to meet the above distribution requirement due to timing differences between the actual receipt of cash and payment of expenses and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable stock dividends.

      Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods.

      Recordkeeping Requirements. We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist in determining the actual ownership of our outstanding stock and maintaining our qualification as a REIT.

      Excess Inclusion Income. If we are deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on mortgage loans owned by us, such arrangement will be treated as a “taxable mortgage pool” for federal income tax purposes. If all or a portion of our Company is considered a taxable mortgage pool, our status as a REIT generally should not be impaired; however, a portion of our taxable income may be characterized as “excess inclusion income” and allocated to our stockholders. In addition, if we hold residual interests in real estate mortgage conduits, a portion of our taxable income may be characterized as “excess inclusion income” and allocated to our stockholders. Any excess inclusion income:

•	could not be offset by unrelated net operating losses of a stockholder;

•	would be subject to tax as “unrelated business taxable income” to a tax-exempt stockholder;

•	would be subject to the application of federal income tax withholding (without reduction pursuant to any otherwise applicable income tax treaty) with respect to amounts allocable to Non-U.S. stockholders; and

•	would be taxable (at the highest corporate tax rate) to us, rather than our stockholders, to the extent allocable to our stock held by disqualified organizations (generally, tax-exempt entities not subject to unrelated business income tax, including governmental organizations).

      Failure to Qualify. If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions of the Code described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our stockholders. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. Additionally, if we fail to qualify as a REIT, distributions to our stockholders will be subject to tax to the extent of our current and accumulated earnings and profits and, in the case of stockholders who are individual U.S. stockholders, at preferential rates pursuant to the 2003 Act and, subject to certain limitations of the Code, corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

Taxation of Taxable U.S. Stockholders

      When using the term “U.S. stockholders,” we mean a beneficial owner of shares of our common stock who is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless regulations provide otherwise;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

      If a partnership holds shares of our capital stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our capital stock, you should consult with your own tax advisor regarding the consequences of the ownership and disposition of shares of our capital stock.

      Distributions. Distributions out of our current or accumulated earnings and profits, other than capital gain dividends, will be taxable to U.S. stockholders as ordinary income. For this purpose, our earnings and profits will be allocated first to our outstanding preferred stock and then to our outstanding common stock. Provided we qualify as a REIT, dividends paid by us will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. stockholders who receive dividends from taxable C corporations pursuant to the 2003 Act. An exception applies, however, and individual U.S. stockholders are taxed at such rates on dividends designated by and received from REITs, to the extent that the dividends are attributable to (i) “REIT taxable income” that the REIT previously retained in the prior year, and on which it was subject to corporate level tax, (ii) dividends received by the REIT from taxable domestic C corporations, and certain foreign corporations or (iii) income from sales of appreciated property acquired from C corporations in carryover basis transactions that has been subject to tax.

      To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of our capital stock by the amount of the distribution, but not below zero. Return of capital distributions in excess of a U.S. stockholder’s adjusted tax basis in our capital stock will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends declared in October, November or December of any year and paid to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that the dividend is actually paid in January of the following year. Stockholders may not include on their own income tax returns any of our net operating losses or capital losses.

      Distributions designated as net capital gain dividends will be taxable to U.S. stockholders as long-term capital gains to the extent they do not exceed our actual net capital gains for the taxable year, without regard to the period for which the U.S. stockholder has held its stock. Long-term capital gains are generally taxable at maximum federal tax rates of 15% (through 2008) in the case of U.S. stockholders who are individuals and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for individual U.S. stockholders who are individuals, to the extent of previously claimed depreciation deductions. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

      We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If this election is made, we would pay tax on such retained capital gains. In such a case, U.S. stockholders would generally:

•	include their proportionate share of the undistributed net capital gains in their taxable income;

•	receive a credit for their proportionate share of the tax paid by us with respect to such retained capital gains; and

•	increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us.

      Passive Activity Losses and Investment Interest Limitations. Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of common stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any “passive losses” against income or gain relating to our capital stock. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

      Dispositions of Stock. If you are a U.S. stockholder and you sell or dispose of your shares of our capital stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of our capital stock. In general, capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of shares of our common stock will, pursuant to the 2003 Act, be subject to a maximum federal income tax rate of 15% for taxable years through 2008, if the shares are held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2010) if the shares are held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a U.S. stockholder upon the disposition of our common stock if held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our common stock by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that are required to be treated by the U.S. stockholder as long-term capital gain.

      If a U.S. stockholder recognizes a loss upon a subsequent disposition of shares of our common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, legislative proposals have been introduced in Congress, that, if enacted, would impose significant penalties for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of shares of our common stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

      Backup Withholding. We will report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their non-foreign status.

Taxation of Tax-Exempt Stockholders

      The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt U.S. stockholder has not held its shares of capital stock as “debt financed property” within the meaning of the Code, the shares are not otherwise used in an unrelated trade or business and the REIT has not incurred any “excess inclusion income,” as described above, dividend income on such shares and income from the sale of such shares should not be unrelated business taxable income to a tax-exempt U.S. stockholder. Generally, debt financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt U.S. stockholder.

      For tax-exempt U.S. stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to claim properly a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

      Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to any pension trust which:

•	is described in Section 401(a) of the Code;

•	is tax-exempt under Section 501(a) of the Code; and

•	holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.”

      Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.”

      A REIT is a “pension-held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by a qualified trust is treated, for purposes of the 5/50 Rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and

•	either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

      The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

•	the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

•	the total gross income (less direct expenses related thereto) of the REIT.

      If, for any year, this percentage is less than 5%, no portion of REIT dividends will be subject to tax as unrelated business income as a result of the REIT being classified as a “pension-held REIT.” As a result of the limitations on the transfer and ownership of stock contained in our articles of incorporation, we do not expect to be classified as a “pension-held REIT.”

Taxation of Non-U.S. Stockholders

      The rules governing federal income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (or Non-U.S. stockholders) are complex and no attempt will be made herein to provide more than a summary of such rules.

      Prospective Non-U.S. stockholders should consult their tax advisors to determine the impact of foreign, federal, state and local income tax laws with regard to the acquisition and holding of shares of our capital stock and of our electing to be taxed as a REIT, including any reporting requirements.

      Distributions to Non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our capital stock is treated as effectively connected with the Non-U.S. stockholder’s conduct of a U.S. trade or business, the Non-U.S. stockholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. stockholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a Non-U.S. stockholder unless (a) a lower treaty rate applies and any required form, such as IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the Non-U.S. stockholder with us or (b) the Non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

      Any portion of the dividends paid to Non-U.S. stockholders that is treated as excess inclusion income from a REMIC will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from taxable mortgage pools among our stockholders, some percentage of our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of Non-U.S. stockholders.

      Distributions by us in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s common stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a

Non-U.S. stockholder’s common stock, such distributions will give rise to tax liability if the Non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of our current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We also may be required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% may be subject to withholding at a rate of 10%.

      For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans, will be taxed to a Non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (or FIRPTA). We hold both assets that constitute U.S. real property interests and assets that do not. To the extent our assets do not constitute U.S. real property interests, distributions by us from the sales of such assets should not be subject to tax under the FIRPTA rules. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. stockholder as if such gain were effectively connected with a U.S. trade or business of such stockholder. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a Non-U.S. stockholder that is a corporation. We are required to withhold 35% of any distribution that could be designated by us as a capital gains dividend, even if such distributions are not from the sale by us of U.S. real property interests, and, therefore, not subject to tax under FIRPTA. The amount withheld is creditable against the Non-U.S. stockholder’s FIRPTA tax liability and, to the extent it exceeds such Non-U.S. stockholder’s tax liability, will be refundable.

      Gain recognized by a Non-U.S. stockholder upon a sale of capital stock generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Although we currently believe that we are a “domestically controlled REIT,” because our capital stock is publicly traded, no assurance can be given that we will remain a “domestically controlled REIT.” Even if we do not qualify as a “domestically controlled REIT,” an alternative exemption to tax under FIRPTA might be available if either (a) we are not (and have not been for the five year period prior to the sale) a U.S. real property holding corporation (as defined in the Code and applicable Treasury Regulations to generally include a corporation, 50% or more of the assets of which consist of U.S. real property interests) or (b) the selling Non-U.S. stockholder owns, actually or constructively, 5% or less of our stock throughout a specified testing period and our shares are regularly traded (as defined in applicable Treasury Regulations) on an established securities market.

      Gain not subject to FIRPTA will be taxable to a Non-U.S. stockholder if (a) the Non-U.S. stockholder’s investment in the stock is effectively connected with a U.S. trade or business, in which case the Non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain or (b) the Non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of the common stock were to be subject to taxation under FIRPTA, the Non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

State, Local and Foreign Taxation

      We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on the holding of our capital stock.

Possible Legislative or Other Actions Affecting REITs

      The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our stockholders. It cannot be predicted whether, when, in what forms or with what effective dates, the tax law applicable to us or our stockholders will be changed.

PLAN OF DISTRIBUTION

      We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell these securities to investors directly or through agents. Each prospectus supplement, to the extent applicable, will describe the number and terms of the securities to which such prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we will receive from such sale. Any underwriter or agent involved in the offer and sale of our securities will be named in the applicable prospectus supplement. Underwriters and agents in any distribution contemplated hereby, including but not limited to “at the market” equity offerings, may from time to time include Cantor Fitzgerald & Co. and/or UBS Securities LLC. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

      Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell any of these securities on the terms and conditions described in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell these securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

      Securities may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of these securities which is not expected to exceed that customary in the types of transactions involved.

      Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of these securities may be deemed to be underwriters and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

      Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent.

      In connection with the offering of the securities described in this prospectus and any applicable prospectus supplement, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the securities being offered. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

      The underwriters in an offering of these securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing the securities in the open market following completion of the offering or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that is distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any applicable prospectus supplement may result in the maintenance of the price of our securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in any applicable prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

      Our common stock and 8.50% Series A Cumulative Redeemable preferred stock are listed on the NYSE under the symbols “MFA” and “MFA PrA”, respectively. Any underwriters or agents to or through which our securities are sold by us may make a market in our common stock or preferred stock, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any of our securities, including our common stock.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business. Underwriters have from time to time in the past provided, and may from time to time in the future provide, investment banking services to us for which they have in the past received, and may in the future receive, customary fees.

EXPERTS

      Our consolidated financial statements appearing in our annual report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      Our consolidated financial statements as of December 31, 2002 and for the years ended December 31, 2002 and 2001 incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers

LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

      The validity of the securities offered by this prospectus is being passed upon for us by Clifford Chance US LLP, New York, New York. The opinion of counsel as described under “Material Federal Income Tax Considerations” is being rendered by Clifford Chance US LLP, which opinion is subject to various assumptions and is based on current tax law. Alan L. Gosule, a partner at Clifford Chance US LLP, is a member of our board of directors and owns 2,586 shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the materials we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public on the internet from the SEC’s website at www.sec.gov. This site contains reports, proxy statements and other information regarding issuers that file documents electronically with the SEC. Our common stock is listed on the NYSE under the symbol “MFA” and all reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE’s offices at 20 Broad Street, New York, New York 10005.

      We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not include all of the information contained in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, and the exhibits, financial statements and schedules thereto, for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with them, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated in this prospectus.

      We filed the following documents with the SEC (File No. 1-13991) under the Exchange Act and incorporate them by reference into this prospectus:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2003;

•	Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004;

•	Our current reports on Form 8-K filed with the SEC on February 12, 2004 and April 23, 2004;

•	Our definitive Proxy Statement filed with the SEC on April 21, 2004;

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on March 26, 1998, including all amendments and reports filed for the purpose of updating such description; and

•	The description of our 8.50% Series A Cumulative Redeemable preferred stock contained in our registration statement on Form 8-A filed with the SEC on April 23, 2004.

      Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents.

      Any statement contained in this prospectus or in any document incorporated, or deemed to be incorporated, by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the related registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished by us but not filed with the SEC pursuant to Items 9 or 12 of Form 8-K or Items 2.02 or 7.01 of the revised Form 8-K.

      You can obtain any of our filings incorporate by reference into this prospectus from us or from the SEC on the SEC’s website at the address listed above. We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of these filings or portions of these filings by writing or telephoning:

Mr. Timothy W. Korth

General Counsel, Senior Vice President — Business Development
and Secretary
MFA Mortgage Investments, Inc.
350 Park Avenue, 21st Floor
New York, New York 10022
(212) 207-6400

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated therein by reference is accurate only as of its respective date or dates or on the date or dates which are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement
Prospectus

                                         Shares

8.50% Series A Cumulative

Redeemable Preferred Stock
(Liquidation Preference
$25.00 Per Share)

PROSPECTUS SUPPLEMENT

October       , 2004

Bear, Stearns & Co. Inc.

Friedman Billings Ramsey
Stifel, Nicolaus & Company
Incorporated
RBC Capital Markets
Flagstone Securities